UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
FORM 6-K
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2021
Commission File Number 1-10928
________________________________________
INTERTAPE POLYMER GROUP INC.
________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 12, 2021	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Consolidated Financial Statements
December 31, 2020, 2019 and 2018

Management’s Responsibility for Consolidated Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. (the “Company”) and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.
Management is responsible for the design, establishment and maintenance of appropriate internal control and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with IFRS. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with IFRS.
Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and for maintaining proper standards of conduct in its activities.
The Audit Committee, all of whose members are independent directors, is involved in the review of the consolidated financial statements and other financial information.
The Audit Committee’s role is to examine the consolidated financial statements and annual report and once approved, recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditor to review its audit plan and discuss the results of its examinations. The Audit Committee is also responsible for recommending the nomination of the external auditor.
The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on May 13, 2020 to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Its reports indicating the scope of its audits and its opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 11, 2021

Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 based on the criteria established in the “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2020 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 11, 2021

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Directors of
Intertape Polymer Group Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Intertape Polymer Group Inc. (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2021 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the Company’s Audit Committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the recoverability of the carrying value of goodwill and indefinite-lived intangible assets

As described in Note 13 to the financial statements, the Company evaluates the recoverability of the carrying value of goodwill and indefinite-lived intangible assets annually or when events or changes in circumstances indicate a potential impairment has occurred.

The Company exercises significant judgment in determining the recoverability of the carrying values split by cash-generating units (CGUs), which the Company has identified as the tapes and films CGU, Polyair CGU (tested in a group with tapes and films CGU), the engineered coated products CGU, the Nortech CGU and another CGU. In assessing the recoverability, the Company compares the carrying value to the recoverable amount based on the value in use, which is based on discounted cash flows for each CGU, which includes significant management judgment, including projected cash flows, growth rate and discount rate. We identified evaluation of the recoverability of the carrying values of goodwill and indefinite-lived intangible assets as a critical audit matter.

The principal considerations for our determination that evaluation of the recoverability of the carrying values of goodwill and indefinite-lived intangible assets is a critical audit matter are the high level of auditor’s judgment and effort required in performing the audit procedures to evaluate management’s estimates and assumptions mentioned above, which include the use of professionals with specialized skills in valuation.

Our audit procedures related to the Company’s determination of their CGUs recoverable amounts included the following, among others:

–We tested the effectiveness of internal controls related to goodwill and indefinite lived intangible assets, including controls over the determination of value in use, such as management’s judgment in determining projected cash flows, growth rate and discount rate;

–We evaluated the reasonableness of the Company’s discounted cash flows by comparing projections to:

•historical values;

•industry data;

•current communicated business plans and approved budget;

–We used valuation specialists in evaluating the reasonableness of the valuation model used by the Company, including the assumptions such as growth rates and discount rates;

–We tested the completeness and accuracy of the underlying data used in the Company’s valuation model;

–We performed a sensitivity analysis on significant management assumptions used in the valuation model.

We have served as the Company’s auditor since 1981.

Montréal, Canada
March 11, 2021

Report of Independent Registered
Public Accounting Firm on Internal
Control over Financial Reporting

To the Shareholders and Directors of
Intertape Polymer Group Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Intertape Polymer Group Inc. (the "Company") as of December 31, 2020, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 and our report dated March 11, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Montréal, Canada
March 11, 2021

Intertape Polymer Group Inc.
Consolidated Earnings
Years ended December 31, 2020, 2019 and 2018
(In thousands of US dollars, except per share amounts)

	2020	2019	2018
	$	$	$
Revenue (Note 21)	1,213,028	1,158,519	1,053,019
Cost of sales	924,244	911,644	834,136
Gross profit	288,784	246,875	218,883
Selling, general and administrative expenses	157,486	136,674	122,466
Research expenses	11,196	12,527	12,024
	168,682	149,201	134,490
Operating profit before manufacturing facility closures, restructuring and other related charges	120,102	97,674	84,393
Manufacturing facility closures, restructuring and other related charges (Note 4)	4,328	5,136	7,060
Operating profit	115,774	92,538	77,333
Finance costs (income) (Note 3)
Interest	29,436	31,690	17,072
Other (income) expense, net	(6,238)	3,314	3,810
	23,198	35,004	20,882
Earnings before income tax expense	92,576	57,534	56,451
Income tax expense (benefit) (Note 5)
Current	25,595	17,195	934
Deferred	(6,474)	(885)	8,868
	19,121	16,310	9,802
Net earnings	73,455	41,224	46,649

Net earnings (loss) attributable to:
Company shareholders	72,670	41,216	46,753
Non-controlling interests	785	8	(104)
	73,455	41,224	46,649

Earnings per share attributable to Company shareholders (Note 6)
Basic	1.23	0.70	0.79
Diluted	1.22	0.70	0.79
The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Years ended December 31, 2020, 2019 and 2018
(In thousands of US dollars)

	2020	2019	2018
	$	$	$
Net earnings	73,455	41,224	46,649
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)	(2,027)	(3,057)	1,433
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 24)	—	(503)	(531)
Change in cumulative translation adjustments (2)	(3,028)	(7,798)	(153)
Net gain (loss) arising from hedge of a net investment in foreign operations (3) (Note 24)	5,724	10,235	(9,421)
Items that will be reclassified subsequently to net earnings	669	(1,123)	(8,672)
Remeasurement of defined benefit liability (4) (Note 20)	(480)	589	2,286
Items that will not be reclassified subsequently to net earnings	(480)	589	2,286
Other comprehensive income (loss)	189	(534)	(6,386)
Comprehensive income for the year	73,644	40,690	40,263
Comprehensive income (loss) for the year attributable to:
Company shareholders	73,006	40,783	40,828
Non-controlling interests	638	(93)	(565)
	73,644	40,690	40,263

(1)Presented net of deferred income tax benefit of $658 in 2020, $359 in 2019 and $463 in 2018.
(2)Presented net of deferred income tax expense of $281 in 2020, nil in 2019 and 2018.
(3)Presented net of deferred income tax expense of $764 in 2020, $45 in 2019 and nil in 2018.
(4)Presented net of deferred income tax (benefit) expense of ($216) in 2020, $173 in 2019, and $730 in 2018.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2018
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interest	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722
Transactions with owners
Exercise of stock options (Note 18)	67,500	618							618		618
Change in excess tax benefit on exercised share-based awards (Note 5)		7	(7)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(737)						(737)		(737)
Share-based compensation (Note 18)			467				(472)	(6)	(5)		(5)
Share-based compensation expense credited to capital on options exercised (Note 18)		179	(179)						—		—
Repurchases of common shares (Note 18)	(217,100)	(1,296)					(1,263)		(2,559)		(2,559)
Dividends on common shares (Note 18)							(32,943)		(32,943)		(32,943)
	(149,600)	(492)	(456)				(34,678)		(35,626)		(35,626)
Net earnings (loss)							46,753		46,753	(104)	46,649
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					1,433	1,433			1,433		1,433
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 24)					(531)	(531)			(531)		(531)
Remeasurement of defined benefit liability (2) (Note 20)							2,286		2,286		2,286
Change in cumulative translation adjustments				308		308			308	(461)	(153)
Net loss arising from hedge of a net investment in foreign operations (Note 24)				(9,421)		(9,421)			(9,421)		(9,421)
				(9,113)	902	(8,211)	2,286		(5,925)	(461)	(6,386)
Comprehensive (loss) income for the year				(9,113)	902	(8,211)	49,039		40,828	(565)	40,263

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total equity attributable to Company shareholders	Non- controlling interest	Total equity
Non-controlling interest arising from investment in Polyair (3)									421	421
Capital transactions with non-controlling shareholders of Capstone (4)									11,102	11,102
Recognition of non-controlling interest put options arising from the Capstone Acquisition (Note 24)							(10,888)	(10,888)		(10,888)
Derecognition of call option redemption liability related to Powerband (5)							1,434	1,434		1,434
Acquisition of the non-controlling interest of Powerband (5)							5,966	5,966	(5,966)	—
Balance as of December 31, 2018	58,650,310	350,267	17,074	(24,170)	2,490	(21,680)	(95,814)	249,847	11,581	261,428

(1)Presented net of deferred income tax benefit of $463.
(2)Presented net of deferred income tax expense of $730.
(3)As part of the acquisition of Polyair Inter Pack Inc. (“Polyair”), on August 3, 2018, the Company indirectly obtained a controlling 50.1% interest in the Polyair subsidiary GPCP Inc.
(4)On May 11, 2018, the Company, through its partially owned subsidiary Capstone Polyweave Private Limited ("Capstone"), acquired substantially all of the assets and assumed certain liabilities of Airtrax Polymers Private Limited and on August 20, 2018, the Company acquired additional existing and newly-issued shares of Capstone as part of the same overall transaction. As a result of these transactions,and the impacts on the non-controlling interest's share of ownership, the Company recorded an $11.1 million increase to equity attributable to non-controlling interests.
(5)On November 16, 2018, the Company closed on the exercised call option to acquire the outstanding 26% interest in Powerband Industries Private Limited ("Powerband"), which resulted in the full derecognition of the previously recorded call option redemption liability. Upon derecognition of the call option redemption liability, and to account for the difference between the agreed-upon share purchase price of $9.9 million and the recorded liability of $12.7 million, a $1.4 million increase in equity was recorded on the consolidated balance sheet as of December 31, 2018 and a $1.4 million foreign exchange gain was recorded in consolidated earnings in finance costs (income) in other (income) expense, net.
(6)Presented net of income tax benefit of $126.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2019
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2018	58,650,310	350,267	17,074	(24,170)	2,490	(21,680)	(95,814)		249,847	11,581	261,428
Transactions with owners
Exercise of stock options (Note 18)	359,375	3,278							3,278		3,278
Change in excess tax benefit on exercised share-based awards (Note 5)		38	(38)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			21						21		21
Share-based compensation (Note 18)			701				(56)	(4)	645		645
Share-based compensation expense credited to capital on options exercised (Note 18)		976	(976)						—		—
Dividends on common shares (Note 18)							(33,834)		(33,834)		(33,834)
	359,375	4,292	(292)				(33,890)		(29,890)		(29,890)
Net earnings							41,216		41,216	8	41,224
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					(3,057)	(3,057)			(3,057)		(3,057)
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 24)					(503)	(503)			(503)		(503)
Remeasurement of defined benefit liability (2) (Note 20)							589		589		589
Change in cumulative translation adjustments				(7,697)		(7,697)			(7,697)	(101)	(7,798)
Net gain arising from hedge of a net investment in foreign operations (3) (Note 24)				10,235		10,235			10,235		10,235
				2,538	(3,560)	(1,022)	589		(433)	(101)	(534)
Comprehensive income (loss) for the year				2,538	(3,560)	(1,022)	41,805		40,783	(93)	40,690
Balance as of December 31, 2019	59,009,685	354,559	16,782	(21,632)	(1,070)	(22,702)	(87,899)		260,740	11,488	272,228

(1)Presented net of deferred income tax benefit of $359.
(2)Presented net of deferred income tax expense of $173.
(3)Presented net of deferred income tax expense of $45.
(4)Presented net of income tax benefit of $3.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2020
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2019	59,009,685	354,559	16,782	(21,632)	(1,070)	(22,702)	(87,899)	260,740	11,488	272,228
Transactions with owners
Exercise of stock options (Note 18)	17,362	271						271		271
Change in excess tax benefit on outstanding share-based awards (Note 5)			5,306					5,306		5,306
Share-based compensation (Note 18)			738					738		738
Share-based compensation expense credited to capital on options exercised (Note 18)		50	(50)					—		—
Dividends on common shares (Note 18)							(35,405)	(35,405)		(35,405)
	17,362	321	5,994				(35,405)	(29,090)		(29,090)
Net earnings							72,670	72,670	785	73,455
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					(2,027)	(2,027)		(2,027)		(2,027)
Remeasurement of defined benefit liability (2) (Note 20)							(480)	(480)		(480)
Change in cumulative translation adjustments (3)				(2,881)		(2,881)		(2,881)	(147)	(3,028)
Net gain arising from hedge of a net investment in foreign operations (4) (Note 24)				5,724		5,724		5,724		5,724
				2,843	(2,027)	816	(480)	336	(147)	189
Comprehensive income (loss) for the period				2,843	(2,027)	816	72,190	73,006	638	73,644
Dividend paid to non-controlling interest in GPCP Inc.									(100)	(100)
Balance as of December 31, 2020	59,027,047	354,880	22,776	(18,789)	(3,097)	(21,886)	(51,114)	304,656	12,026	316,682

(1)Presented net of deferred income tax benefit of $658.
(2)Presented net of deferred income tax benefit of $216.
(3)Presented net of deferred income tax expense of $281.
(4)Presented net of deferred income tax expense of $764.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Years ended December 31, 2020, 2019 and 2018
(In thousands of US dollars)

	2020	2019	2018
	$	$	$
OPERATING ACTIVITIES
Net earnings	73,455	41,224	46,649
Adjustments to net earnings
Depreciation and amortization	63,840	61,415	44,829
Income tax expense	19,121	16,310	9,802
Interest expense	29,436	31,690	17,072
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	596	799	6,136
Impairment of inventories	1,179	2,877	716
Share-based compensation expense (Note 18)	22,879	501	1,914
Pension and other post-retirement expense related to defined benefit plans	2,057	2,073	2,695
Contingent consideration liability fair value adjustment (Note 24)	(11,005)	—	—
Loss (gain) on foreign exchange	38	(790)	1,933
Other adjustments for non-cash items	3,338	4,823	928
Income taxes paid, net	(24,610)	(11,995)	(1,577)
Contributions to defined benefit plans	(1,129)	(1,261)	(13,802)
Cash flows from operating activities before changes in working capital items	179,195	147,666	117,295
Changes in working capital items
Trade receivables	(25,947)	(3,893)	(9,660)
Inventories	(4,742)	4,341	(30,388)
Other current assets	383	127	(6,523)
Accounts payable and accrued liabilities and share-based compensation settlements	29,014	(11,571)	19,215
Provisions	1,682	(1,658)	859
	390	(12,654)	(26,497)
Cash flows from operating activities	179,585	135,012	90,798
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired (Note 19)	(35,704)	—	(165,763)
Purchases of property, plant and equipment	(45,828)	(48,165)	(75,781)
Purchase of intangible assets	(1,854)	(2,259)	(1,558)
Other investing activities	579	1,508	(173)
Cash flows from investing activities	(82,807)	(48,916)	(243,275)
FINANCING ACTIVITIES
Proceeds from borrowings	302,031	190,673	991,917
Repayment of borrowings and lease liabilities	(325,881)	(225,902)	(762,622)
Payments of debt issue costs	—	(70)	(7,862)
Interest paid	(28,764)	(32,934)	(10,901)
Proceeds from exercise of stock options	271	3,278	618
Repurchases of common shares	—	(329)	(2,160)
Dividends paid	(35,386)	(33,992)	(32,776)
Dividends paid to non-controlling interest in GPCP Inc.	(100)	—	—
Acquisition of non-controlling interest in Powerband through settlement of call option	—	—	(9,869)
Cash outflow from capital transactions with non-controlling interest in Capstone	—	—	(2,630)
Other financing activities	—	411	452
Cash flows from financing activities	(87,829)	(98,865)	164,167
Net increase (decrease) in cash	8,949	(12,769)	11,690
Effect of foreign exchange differences on cash	471	1,165	(2,132)
Cash, beginning of year	7,047	18,651	9,093
Cash, end of year	16,467	7,047	18,651
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2020	December 31, 2019
	$	$
ASSETS
Current assets
Cash	16,467	7,047
Trade receivables (Note 24)	162,235	133,176
Inventories (Note 7)	194,516	184,937
Other current assets (Note 8)	21,048	22,287
	394,266	347,447
Property, plant and equipment (Note 9)	415,214	415,311
Goodwill (Note 11)	132,894	107,677
Intangible assets (Note 12)	124,274	115,049
Deferred tax assets (Note 5)	29,677	29,738
Other assets (Note 10)	13,310	10,518
Total assets	1,109,635	1,025,740

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	180,446	145,051
Share-based compensation liabilities, current (Note 18)	17,769	4,948
Provisions, current (Note 16)	4,222	1,766
Borrowings and lease liabilities, current (Notes 14 and 15)	26,219	26,319
	228,656	178,084
Borrowings and lease liabilities, non-current (Notes 14 and 15)	463,745	482,491
Pension, post-retirement and other long-term employee benefits (Note 20)	19,826	17,018
Share-based compensation liabilities, non-current (Note 18)	13,664	4,247
Non-controlling interest put options (Note 24)	15,758	13,634
Deferred tax liabilities (Note 5)	34,108	46,669
Provisions, non-current (Note 16)	2,430	3,069
Other liabilities (Note 17)	14,766	8,300
Total liabilities	792,953	753,512
EQUITY
Capital stock (Note 18)	354,880	354,559
Contributed surplus (Note 18)	22,776	16,782
Deficit	(51,114)	(87,899)
Accumulated other comprehensive loss	(21,886)	(22,702)
Total equity attributable to Company shareholders	304,656	260,740
Non-controlling interests	12,026	11,488
Total equity	316,682	272,228
Total liabilities and equity	1,109,635	1,025,740
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Consolidated Financial Statements
December 31, 2020
(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, USA. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada. Details of the Parent Company and its subsidiaries (together referred to as the “Company”) are set out in Note 2.
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2020 and 2019, as well as its consolidated earnings, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2020. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars and are rounded to the nearest thousands, except for per share amounts.
The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 11, 2021.
New Standards adopted as of January 1, 2020
On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework became effective on January 1, 2020. The revised Conceptual Framework does not constitute a substantial revision from the previously effective guidance but does provide additional guidance on topics not previously covered such as presentation and disclosure, revised definitions of an asset and a liability, as well as new guidance on measurement and derecognition. There was no material impact to the Company’s financial statements as a result of adopting the revised Conceptual Framework.

On September 26, 2019, the IASB published Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of interest rate benchmark reform. The amendments became effective on January 1, 2020. There was no material impact to the Company’s financial statements as a result of adopting Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) due to the application of the amendments by the Company in the following ways:

•The Company has floating rate debt, linked to the London Inter-bank Offered Rate ("LIBOR"), which it cash flow hedges using interest rate swaps (refer to Note 24 for additional information on the Company's interest rate swaps). The amendments permit continuation of hedge accounting even though there is uncertainty about the timing and amount of the hedged cash flows due to the interest rate benchmark reforms.

•The Company will retain the cumulative gain or loss in the cash flow hedge reserve for designated cash flow hedges that are subject to interest rate benchmark reforms even though there is uncertainty arising from the interest rate benchmark reform with respect to the timing and amount of the cash flows of the hedged items. Should the Company consider the hedged future cash flows are no longer expected to occur due to reasons other than interest rate benchmark reform, the cumulative gain or loss will be immediately reclassified to profit or loss.

Other pronouncements and amendments
In the current year, the Company has applied a number of other amendments to IFRS and Interpretations issued by the IASB that are effective for annual periods beginning on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New Standards and Interpretations Issued but Not Yet Effective

As of the date of authorization of the Company's financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:

On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarification of the classification requirements for debt a company could settle by converting it into equity. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 14, 2020, the IASB published Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies the costs a Company can include when assessing whether a contract will be loss-making. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 14, 2020, the IASB published Annual Improvements to IFRS Standards 2018 - 2020, which amends IFRS 1, IFRS 9, and the Illustrative Examples accompanying IFRS 16. These are minor amendments that clarify, simplify or remove redundant wordings in the standards. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 28, 2020, the IASB published Covid-19-Related Rent Concessions (Amendment to IFRS 16), which amends IFRS 16, Leases, to provide lessees with a practical expedient that relieves lessees from assessing whether a COVID-19-related rent concession is a lease modification. The amendments are effective for annual reporting periods beginning on or after June 1, 2020 and will be applied retrospectively. Management has completed its analysis of the guidance and does not currently expect it to materially impact the Company’s financial statements.

On August 27, 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to support the application of the requirements of IFRS Standards when changes are made to contractual cash flows or hedging relationships as a result of the transition to an alternative benchmark interest rate. The amendments are effective on January 1, 2021 and will be applied retrospectively. Management has completed its analysis of the guidance and has determined that this amendment does not materially impact the Company’s financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Basis of Measurement
The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at revalued amounts or fair values at the end of each reporting period and the Company’s pension plans, post-retirement plans and other long-term employee benefit plans, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 - Share-based Payment, leasing transactions that are within the scope of IFRS 16 - Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 - Inventories or value in use in IAS 36 - Impairment of Assets.

The principal accounting policies adopted are set out below.
Basis of Consolidation
The consolidated financial statements include the accounts of the Parent Company and entities controlled by the Company (its subsidiaries). Control is achieved when (i) the Company has power over the investee, (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, subsidiaries acquired or disposed of during the year are reflected in the Company's earnings from the date the Company gains control until the date when the Company ceases to control the subsidiary. Changes in the Company's interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions.
Non-controlling interests in subsidiaries is presented in the consolidated balance sheets as a separate component of equity that is distinct from shareholders' equity. The carrying amount of the Company's interests and the non‑controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries.
Earnings and each component of other comprehensive income are attributed to the owners of the Company and to the non‑controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non‑controlling interests based on their respective ownership interests, even if this results in the non‑controlling interests having a deficit balance.
All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between subsidiaries of the Company are eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities.
Powerband and Capstone have a fiscal year-end of March 31 due to Indian legislation. However, for consolidation purposes, the financial information for Powerband and Capstone is presented as of the same date as the Parent Company. All other subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.

Details of the Parent Company’s subsidiaries are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held as of:
			December 31, 2020	December 31, 2019
Better Packages, Inc.	Manufacturing	United States	100%	100%
Capstone Polyweave Private Limited	Manufacturing	India	55%	55%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%	100%
GPCP, Inc.	Manufacturing	United States	50.1%	50.1%
Intertape Polymer Corp.	Manufacturing	United States	100%	100%
Intertape Polymer Europe GmbH	Distribution	Germany	100%	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%	100%
Intertape Polymer Japan GK	Distribution	Japan	100%	100%
Intertape Polymer Woven USA Inc.	Manufacturing	United States	100%	100%
Intertape Woven Products Services, S.A. de C.V.	Non-operating	Mexico	100%	100%
Intertape Woven Products, S.A. de C.V.	Non-operating	Mexico	100%	100%
IPG (US) Holdings Inc.	Holding	United States	100%	100%
IPG (US) Inc.	Holding	United States	100%	100%
IPG Mauritius Holding Company Ltd	Holding	Mauritius	100%	100%
IPG Mauritius II Ltd	Holding	Mauritius	100%	100%
IPG Mauritius Ltd	Holding	Mauritius	100%	100%
Polyair Canada Limited	Manufacturing	Canada	100%	100%
Polyair Corporation	Manufacturing	United States	100%	100%
Powerband Industries Private Limited	Manufacturing	India	100%	100%
Spuntech Fabrics Inc.	Holding	Canada	100%	100%

Business Acquisitions

The Company applies the acquisition method of accounting for business acquisitions. The consideration transferred by the Company to obtain control of a subsidiary, or a group of assets that qualifies as a business, is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred, and the equity interests issued by the Company. Acquisition costs are expensed as incurred.

Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (which cannot exceed one year from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

When the consideration transferred by the Company in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the total consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are made retrospectively, with corresponding adjustments against goodwill. Changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments are made in the current period, with corresponding adjustments recognized in earnings.

Refer to Note 19 for more information regarding business acquisitions.

Non-controlling Interests

Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to the Parent Company. A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share of the acquired subsidiary’s earnings and any changes to capital, including dividends paid to the non-controlling interest, as well as changes in foreign currency exchange rates where applicable.
Foreign Currency Translation
Functional and presentation currency
The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which such entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, Canadian dollar ("CDN"), Indian rupee ("INR") and Euro. The functional currencies of entities within the Company have remained unchanged during the reporting period.
The Parent Company's functional currency is CDN, which is different than the Company's presentation currency. The Company elected to present its consolidated financial statements in US dollars as it is the predominate currency of the consolidated entities and as a result most of the Company's cash flows are in US dollars.
For the purpose of presenting consolidated financial statements, all assets, liabilities and transactions of entities with a functional currency other than the US dollar are translated to US dollars upon consolidation. On consolidation, assets and liabilities have been translated to US dollars using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at each month-end’s average exchange rate. The resulting translation adjustments are recognized in other consolidated comprehensive income (loss) ("OCI") and accumulated in a foreign exchange translation reserve (attributed to non-controlling interests as appropriate).
When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in earnings as part of the gain or loss on sale. When there is no reduction in the ownership percentage, exchange differences recorded in equity will remain in equity until the foreign operation is partially or fully disposed of or sold.
Goodwill arising on the acquisition of a foreign entity is treated as an asset of the foreign entity and translated at the closing rate. Exchange differences arising are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated OCI in equity.
Foreign currency transactions and balances

Transactions denominated in currencies other than the functional currency of a consolidated entity are translated into the functional currency of that entity using the exchange rates prevailing at the date of each transaction.

At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Foreign exchange gains or losses arising on settlement or translation of monetary items are recognized in earnings in finance costs (income) - other (income) expense, net in the period in which they arise, except (i) when deferred in OCI as a qualifying hedge (refer to Note 24) or (ii) exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future (therefore forming part of the net investment in the foreign operation) which is recognized in OCI until disposal or partial disposal of the net investment at which time it is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on qualifying hedges are also recognized in OCI.
Segment Reporting
The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics. The Company’s decisions about resources to be allocated are predominantly determined as a whole based on the Company’s operational, management and reporting structure. The chief operating decision maker primarily assesses the Company’s performance as a single reportable segment.

Revenue Recognition
The Company recognizes revenues from the sale of goods classified within five product categories: Tape, Film, Engineered Coated Products, Protective Packaging and Other. Refer to Note 21 for additional information on revenue by product category and geographical location.
The vast majority of the Company's customer arrangements contain a single performance obligation to transfer manufactured goods. Revenue is recognized when control of goods has transferred to customers. Control is considered transferred in accordance with the terms of sale, generally when goods are shipped to external customers as that is generally when legal title, physical possession and risks and rewards of goods/services transfers to the customer. The normal credit term is 30 days upon delivery.
Revenue is recognized at the transaction price that the Company expects to be entitled. In determining the transaction price, the Company considers the effects of variable consideration. The main sources of variable consideration for the Company are customer rebates and cash discounts. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible consideration outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. Because the Company serves numerous markets, the sales incentive programs offered vary across businesses, but the most common incentive relates to amounts paid or credited to customers for achieving defined volume levels or growth objectives. There are no material instances where variable consideration is constrained and not recorded at the initial time of sale.
Certain contracts provide a customer with a right to return goods if certain conditions are met. Product returns are recorded as a reduction to revenue based on anticipated sales returns that occur in the normal course of business. At this time, the Company believes it is highly unlikely that a significant reversal in the cumulative revenue recognized will occur given the consistent level of claims over previous years. Sales, use, value-added, and other excise taxes are not recognized in revenue.
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are added to the cost of those assets during the period of time that is necessary to complete and prepare the asset for its intended use. All other borrowing costs are recognized in earnings within interest in finance costs in the period in which they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.
Research Expenses
Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.
Government Grants

Grants from governments are recognized at their fair value when there is a reasonable assurance that the grant will be received and / or earned, and any specified conditions will be met. Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which they become receivable.

Grants received in relation to the purchase and construction of plant and equipment are included in non-current liabilities as deferred income in other liabilities and are recognized in earnings on a straight-line basis over the estimated useful life of the related asset.

The benefit of a government loan at a below-market rate of interest is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

Share-Based Compensation Expense
Stock options
Stock option expense is based on the grant date fair value of the awards expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.
Any consideration paid by participants on exercise of stock options is credited to capital stock together with any related share-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to an equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to contributed surplus prior to an award being exercised, and any such amounts are transferred to capital stock upon exercise of the award.
Stock appreciation rights
The stock appreciation rights ("SARs") expense is determined based on the fair value of the liability at the end of the reporting period. The expense is recognized over the vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement. The total amount of expense recognized over the life of the awards will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled. The SARs plan was terminated in 2020.
Deferred share units
Deferred share units ("DSUs") are settled in cash only and, as a result, the corresponding liability is remeasured to fair value at the end of each reporting period. The fair value of DSUs is based on the volume weighted average trading price ("VWAP") of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the end of each reporting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the DSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. Generally, unless the participant has made a specific election to defer the settlement of DSUs to the calendar year following their separation from service, the DSU liabilities are classified as current as the Company does not have an unconditional right to defer settlement of the liabilities for at least twelve months after the reporting period end date.
On December 7, 2020, the Board of Directors approved amendments that, among other things: (i) provide for vesting of future annual DSU grants over a service period; and (ii) allow participants to elect to receive settlement of their DSUs in the calendar year that their services end or in the following calendar year in accordance with, and to extent permitted by, applicable tax rules. DSUs granted prior to this amendment: (i) were expensed immediately if received as part of an annual grant; and (ii) for US directors, will be settled in the calendar year in which their services end. DSUs granted subsequent to this amendment and as part of an annual grant are expensed as earned over the service period. DSUs received in lieu of cash for directors’ fees continue to be expensed as earned over the service period.

Performance share units
Performance share unit ("PSUs") are settled in cash only and, as a result, the corresponding liability is remeasured to fair value at the end of each reporting period.
PSUs granted during the three years ending December 31, 2020 are subject to market (50 percent) and non-market performance conditions (50 percent) as well as a time-based vesting condition. Accordingly, the fair value of such PSUs is based 50 percent on a Monte Carlo valuation model at each reporting date and 50 percent on the Company's VWAP of common shares on the TSX for the five consecutive trading days immediately preceding the reporting period end multiplied by the number of PSUs expected to vest based on estimated achievement of non-market performance criteria at the reporting period end. Expense is recognized over the vesting period. As a result, the amount of expense recognized can vary due to changes in the model variables, stock price and estimated achievement of non-market performance criteria, from period to period, until the PSUs are settled, expire or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled PSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
PSUs granted prior to December 31, 2017 which settled during the three years ending December 31, 2020 were subject only to a market performance condition (100 percent) and time-based vesting condition.
Restricted share units
Restricted share units ("RSUs") are settled in cash only and, as a result, the corresponding liability is remeasured to fair value at the end of each reporting period. The fair value of RSUs is based on the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the end of each reporting period. The RSUs are expensed over the vesting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the RSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled RSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
Refer to Note 18 for more information regarding share-based payments.

Income Taxes

Current and deferred taxes are recognized in the consolidated statement of earnings, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.
Current tax
Current tax is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries in which the Company operates and generates taxable income.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. A provision is recognized for those matters for which the tax determination is uncertain, but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgment of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice. As of December 31, 2020 and 2019, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized.
Deferred tax

Deferred tax is the tax expected to be payable or recoverable on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. This is assessed based on the Company’s forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit.
Deferred tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates, and which are expected to apply when the related deferred income tax asset is realized, or the deferred tax liability is settled.

The carrying amounts of deferred tax assets are reviewed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.
Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off the recognized amounts and the deferred taxes relate to the same taxable entity and the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
Earnings Per Share
Basic earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock option activity and common shares repurchased.
Diluted earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock option activity and common shares repurchased and for the effects of all dilutive potential outstanding stock options.
Dilutive potential outstanding stock options includes the total number of additional common shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the year were exercised and reduced by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.
Refer to Note 6 for more information regarding earnings per share.
Financial Instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument.
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

Classification and initial measurement of financial assets

The Company’s financial assets consist of cash, trade receivables, and supplier rebates and other receivables.

Financial assets, other than those designated and effective as hedging instruments, are classified at initial recognition as either:

•measured at amortized cost,
•fair value through earnings, or
•fair value through OCI.

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Company's business model for managing them.

In the case of financial assets not at fair value through earnings, and with the exception of trade receivables that do not contain a significant financing component, the Company initially measures a financial asset at its fair value adjusted for transaction costs.

In the case of financial assets at fair value through earnings, transaction costs directly attributable to the acquisition of financial assets or financial liabilities are recognized immediately in earnings.

Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15 - Revenue from Contracts with Customers. Refer to the accounting policies discussed above in Revenue Recognition.

Subsequent measurement

In subsequent periods, the measurement of financial instruments depends on their classification. The classification is determined by both the Company’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as fair value through earnings):

•the financial asset is held within a business model whose objective is to hold the financial assets and collect its contractual cash flows
•the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Company's cash, trade receivables, supplier rebates and other receivables fall into this category of financial instruments. The expense relating to the allowance for expected credit loss is recognized in earnings in selling, general and administrative expense ("SG&A").

In the periods presented the Company does not have any financial assets categorized as fair value through OCI.

Financial assets that are held within a different business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorized at fair value through earnings. Further, irrespective of business model, financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through earnings. Assets in this category are measured at fair value with gains or losses recognized in earnings. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply (see below).
Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses arising from financial assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
The Company applies a simplified approach for calculating expected credit losses for trade and other receivables. The Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix. The Company assesses impairment of trade receivables on a collective basis as they possess shared credit risk characteristics and have been grouped based on the days past due. Refer to Note 24 for a detailed analysis of how the impairment requirements of IFRS 9 - Financial Instruments ("IFRS 9") are applied.
Classification and measurement of financial liabilities
The Company’s financial liabilities include accounts payable and accrued liabilities (excluding employee benefits and taxes payable), borrowings (excluding lease liabilities), non-controlling interest put options, and interest rate swap agreements.
Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designated a financial liability at fair value through earnings. Subsequently, financial liabilities are measured at amortized cost using the effective interest method, except for derivatives and financial liabilities designated at fair value through earnings. The Company's accounts payable and accrued liabilities (excluding employee benefits and taxes payable) and borrowings (excluding lease liabilities) fall into this category of financial instruments.
Derivatives (other than those that are designated and effective as hedging instruments) and financial liabilities designated at fair value through earnings are carried subsequently at fair value with gains or losses recognized in earnings. The Company's non-controlling interest put options fall into this category of financial instruments. Changes in the fair value of the non-controlling interest put options are recognized in earnings in finance costs. Refer to Note 24 for more information regarding the fair value measurement and classification of put options relating to the Capstone non-controlling interest.
All interest-related charges for financial liabilities measured at amortized cost are recognized in earnings in finance costs. Discounting is omitted where the effect of discounting is immaterial.
Derivative instruments and hedging

Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in earnings immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in earnings depends on the nature of the hedge relationship.

Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Derivatives are not offset in the financial statements unless the Company has both a legally enforceable right and intention to offset.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than twelve months and it is not due to be realized or settled within twelve months. Other derivatives are presented as current assets or current liabilities.

The Company applies hedge accounting to arrangements that qualify and are designated for hedge accounting treatment.
For the purpose of hedge accounting, hedges are classified as:
•fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;
•cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or
•hedges of a net investment in foreign operations.
When the requirements for hedge accounting are met at inception, the Company may designate a certain financial instrument as a hedging instrument in a hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the effectiveness of the hedging relationship.
At inception of a hedge relationship and at each subsequent reporting date, the Company evaluates if the hedging relationship qualifies for hedge accounting under IFRS 9, which requires the following conditions to be met:
•there is an economic relationship between the hedged item and the hedging instrument;
•the effect of credit risk does not dominate the value changes that result from that economic relationship; and
•the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

Cash flow hedges

The Company has certain interest rate swap agreements designated as cash flow hedges. These arrangements have been entered into to mitigate the risk of change in cash flows due to the fluctuations in interest rates applicable on the Company's floating rate borrowings. Such derivative financial instruments used for hedge accounting are recognized initially at fair value on the date on which the derivative contract is entered into and are subsequently reported at fair value in the consolidated balance sheets.

To the extent that the hedge is effective, changes in the fair value of the derivatives designated as hedging instruments in cash flow hedges are recognized in OCI and are included within the reserve for cash flow hedges in equity. Any ineffectiveness in the hedge relationship is recognized immediately in earnings.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting or is sold or liquidated. If the hedging relationship ceases to meet the effectiveness conditions, hedge accounting is discontinued, and the related gain or loss is held in the equity reserve until reclassified to the consolidated statement of earnings in the same period or periods during which the hedged future cash flows affect earnings. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain or loss in OCI is reclassified immediately in the consolidated statement of earnings.

Interest rate swap agreements that economically hedge the risk of changes in cash flows due to the fluctuations in interest rates applicable on the Company's variable rate borrowings, but for which hedge accounting is not applied, are measured at fair value through earnings.
Refer to Note 24 for more information regarding interest rate swap agreements.
Hedge of a net investment in foreign operations
Hedges of a net investment in foreign operations, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in OCI and any gains or losses relating to the ineffective portion are recognized in the statement of earnings. On disposal of a foreign operation, the cumulative value of any such gains or losses recorded in equity is reclassified immediately in earnings.
The Company uses some of its borrowings as a hedge of its exposure to foreign exchange risk on its investments in foreign operations.
Refer to Note 24 for more information regarding net investment hedging.
Cash

Cash comprises cash at banks and on hand.
Inventories
Inventories consists of raw materials, works in process, finished goods and parts and supplies.
Inventories are measured at the lower of cost or net realizable value.
Cost is assigned by using the first in, first out cost formula, and includes all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchases. The cost of work in process and finished goods includes the cost of raw materials, direct labor and a systematic allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.
Net realizable value of raw materials, works in process, finished goods is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses. Net realizable value of parts and supplies is the estimated replacement cost.
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment, excluding leases which are discussed in the Leases section below, comprises its purchase price or manufacturing cost, including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs and the initial estimate of the costs of dismantling and removing the item and restoring the leased site on which it is located.

Depreciation is recognized using the straight-line method over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	3 to 60
Manufacturing equipment and related major components	4 to 30
Computer equipment and software	3 to 15
Furniture, office equipment and other	3 to 10
Assets related to restoration provisions	Expected remaining term of the lease

Right-of-use assets are depreciated over the shorter period of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset.
The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed at each reporting date, or more frequently when there is an indication that they have changed and adjusted if necessary.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date on which the asset is classified as held for sale or is included in a disposal group that is classified as held for sale, and the date on which the asset is derecognized.
The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the asset if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. At the same time, the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment, and repairs and maintenance are recognized in earnings as incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in earnings in the category consistent with the function of the property, plant and equipment.
Depreciation expense is recognized in earnings in the expense category consistent with the function of the property, plant and equipment.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business acquisitions. Goodwill is carried at cost less any accumulated impairment losses.
Intangible Assets

Intangible assets acquired separately
When intangible assets are purchased separately, the cost is comprised of the purchase price and any directly attributable cost of preparing the asset for its intended use. Intangible assets with finite lives are carried at cost less accumulated amortization and accumulated impairment losses.
Intangible assets with indefinite lives that are acquired separately are carried at cost less accumulated impairment losses. The Company has trademarks and trade names which are identifiable intangible assets for which the expected useful life is indefinite. The trademarks and trade names represent the value of brand names primarily acquired in business acquisitions, which management expects will provide benefits to the Company for an indefinite period.

When intangible assets are purchased with a group of assets, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase.

Internally generated intangible assets
An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following conditions have been demonstrated:

• the technical feasibility of completing the intangible asset so that it will be available for use or sale;
• the intention to complete the intangible asset and use or sell it;
• the ability to use or sell the intangible asset;
• the ways in which the intangible asset can generate probable future economic benefits;
• the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
• the ability to measure reliably the expenditure attributable to the intangible asset during its development.
For capitalized internally developed software, directly attributable costs include employee costs incurred on solution development and implementation along with an appropriate portion of borrowing costs. Where no internally generated intangible asset can be recognized, development expenditure is recognized in the earnings in the period in which it is incurred.
Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are recognized initially at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Amortization is recognized using the straight-line method over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6 to 15
Customer lists, license agreements and software	1 to 20
Patents and trademarks being amortized	2 to 13
Non-compete agreements	3 to 10
The amortization methods, useful lives and residual values related to intangible assets are reviewed at each reporting date, or more frequently when there is an indication that they have changed and adjusted if necessary, with the effect of any changes in estimate being accounted for on a prospective basis. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use. The gain or loss on disposal is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in earnings in the expense category consistent with the function of the intangible asset.
Impairment Testing of Long-Lived Assets

At each reporting date, the Company reviews the carrying amounts of its intangible assets, goodwill and property, plant and equipment to determine whether there is any indication that those assets have suffered any impairment loss. If any such indication exists, or when required annual impairment testing is performed on intangible assets including software applications in development and not yet available for use and trademark and trade names with indefinite useful lives, the recoverable amount of the asset is estimated to determine the extent of the impairment loss, if any exists.

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows, known as a "cash-generating unit" or "CGU". The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. Goodwill is allocated to those CGUs that are expected to benefit from synergies of related business acquisitions and that represent the lowest level within the group at which management monitors goodwill.
The recoverable amount is the higher of its value in use and its fair value less costs of disposal. To determine the value in use, management estimates the expected future cash flows from each CGU and determines a suitable discount rate in order to calculate the present value of those cash flows. Fair value in this case represents the price that would be received to sell an asset or CGU in an orderly transaction between market participants, less the associated costs of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the associated corresponding property, plant and equipment or intangible asset. Impairment losses recognized with respect to CGUs are allocated first to reduce the carrying amount of any goodwill allocated to that CGU, and then to reduce the carrying amounts of other assets within the unit or group of units on a pro rata basis applied to the carrying amount of each asset in the unit or group of units.
With the exclusion of goodwill whose impairment losses may not be reversed, an assessment is made at each reporting date as to whether there is any indication that previously recognized asset impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset and, if appropriate, record a partial or entire reversal of the previously recognized impairment. Upon such reversal, the adjusted carrying amount of the asset will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.
Goodwill is subject to impairment testing at least annually, or more frequently if events or changes in circumstances indicate the carrying amount may be impaired. Goodwill is considered to be impaired when the carrying amount of the CGU or group of CGUs to which the goodwill has been allocated exceeds its fair value. Any resulting impairment loss would be recognized in the statement of earnings.
Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are measured at the present value of the expected consideration to settle the obligation which, when the effect of the time value of money is material, is determined using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized in earnings as a finance cost.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, and if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably, a receivable is recognized as an asset.
A provision is recorded in connection with environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future cash flows. Provisions for liabilities related to anticipated remediation costs are recorded on a discounted basis, if the effects of discounting are material, when they are probable and reasonably estimable, and when a present obligation exists as a result of a past event. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.
A provision is recorded in connection with the estimated future costs to restore leased property to their original condition, as required by the terms and conditions of the lease, and are recognized when the obligation is incurred, either at the commencement date of the lease or as a consequence of having used the underlying asset during a particular period of the lease, at the Company's best estimate of the expenditure that would be required to restore the asset. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet under the captions provisions, and property, plant and equipment (buildings), respectively. The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the expected lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.
A provision is recorded in connection with termination benefits at the earlier of the date on which the Company can no longer withdraw the offer of those benefits and the date on which the Company recognizes costs related to restructuring activities. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, they are presented on a discounted basis, if the effects of discounting are material.
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable.
Pension, Post-Retirement and Other Long-term Employee Benefits
The Company has defined contribution plans, defined benefit pension plans, other post-retirement benefit plans, and other long-term employee benefit plans for certain of its employees in Canada and the US.
Defined contribution plans
A defined contribution plan is a post-retirement benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans, retirement savings plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in consolidated earnings in the periods during which services are rendered by employees.
Defined benefit plans
A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans, other post-retirement benefit plans and other long-term employee benefit plans, the benefits expense and the related obligations are actuarially determined on a quarterly basis by independent qualified actuaries using the projected unit credit method when the effects of discounting are material.
The asset or liability related to a defined benefit plan recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows. Discount rates are determined close to each period-end by reference to market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating the terms of the related pension benefit obligation.
Current service cost is recognized as an employee benefit expense in consolidated earnings in the periods during which services are rendered by employees and is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan's active participants. Net interest expense is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Net interest expense is recognized as an employee benefit expense in consolidated earnings. Past service costs are recognized as an expense in consolidated earnings immediately following the introduction of, or changes to, a pension plan. Gains and losses on settlement of a defined benefit plan are recognized in consolidated earnings when the settlement occurs. Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.
For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan. Any reduction in the recognized asset is recognized in OCI, net of income taxes, and in deficit.

An additional liability is recognized based on the minimum funding requirement of a plan when the Company does not have an unconditional right to the plan surplus. The liability and any subsequent remeasurement of that liability is recognized in OCI, net of income taxes, and in deficit.
Other
A liability is recognized for benefits to employees in respect of wages and salaries, annual leave and sick leave that are expected to be settled wholly within twelve months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as accounts payable and accrued liabilities in the balance sheet.
Leases

The Company adopted IFRS 16 Leases as of January 1, 2019 using the modified retrospective approach and therefore comparative information for the year ended December 31, 2018 is still reported under IAS 17 Leases and IFRIC 4 Determining whether an Arrangement contains a Lease.

Accounting policy applicable from January 1, 2019

The Company assesses whether a contract is or contains a lease, at inception of the contract. Contracts that meet the definition of a lease are recognized on the balance sheet as a right-of-use asset and a corresponding lease liability, unless they are determined to be low value (such as small office equipment) or short-term leases (defined as leases with a lease term of 11 months or less). Lease payments related to low value and short-term leases are recognized in earnings on a straight-line basis over the lease term. The classification of a short-term lease is re-assessed if the terms of the lease are changed.

At the lease commencement date, the lease liability is measured as the present value of the lease payments unpaid at that date, including non-lease components, discounted using the interest rate implicit in the lease if that rate is readily available or the Company’s incremental borrowing rate determined by reference to current market rates for a similarly rated industrial company issuing debt for maturities approximating the term of the lease. Lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings in finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

At the lease commencement date, the right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received). Right-of-use assets are depreciated on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. Lease term includes extension and early termination options when it is reasonably certain that the Company will exercise the option.

The lease liability is remeasured to reflect any reassessment or modification, and the corresponding adjustment is reflected in the right-of-use asset, or earnings if the right-of-use asset is already fully depreciated.

In the consolidated balance sheets, the right-of-use assets have been included under the caption property, plant and equipment and lease liabilities are presented under the caption borrowings and lease liabilities, current for amounts expected to settle in the next twelve months and borrowings and lease liabilities, non-current for amounts expected to settle in more than twelve months.

Variable lease payments that are not recognized as a lease liability include usage charges on manufacturing equipment, inventory handling charges at warehouses and common area maintenance on office buildings and manufacturing facilities. Variable lease payments are expensed in the period they are incurred.

Accounting policy applicable prior to January 1, 2019

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed other than by renewing the lease.
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Expenses under an operating lease are recognized in earnings on a straight-line basis over the period of the lease.
Equity
Capital stock represents the amount received on issuance of shares (less any issuance costs and net of taxes), share-based compensation expense credited to capital on stock options exercised less common shares repurchased equal to the carrying value.
Contributed surplus includes amounts related to equity-settled share-based compensation until such equity instruments are exercised or settled, in which case the amounts are transferred to capital stock or reversed upon forfeiture if not vested.
Accumulated other comprehensive income consists of the cumulative translation adjustment account and the reserve for cash flow hedges. The cumulative translation adjustment account comprises all foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different than US dollars, as well as the effective portion of the foreign currency differences arising from the Company's hedge of its net investment in foreign operations. The reserve for cash flow hedges includes gains and losses on certain derivative financial instruments designated as hedging instruments until such time as the hedged forecasted cash flows affect earnings.
Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common shares, the remeasurement of the defined benefit liability net of income tax expense (benefit), and the impacts of the derecognition and recognition of non-controlling interest put and call options (discussed in Note 24).
Share Repurchases
The purchase price of the common shares repurchased equal to its carrying value is recorded in capital stock in the consolidated balance sheet and in the statement of consolidated changes in equity. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity as a share repurchase premium. Refer to Note 18 for additional information on share repurchases.
Dividends
Dividend distributions to the Company’s shareholders are recognized as a liability in the consolidated balance sheets if not paid in the period in which dividends are approved by the Company’s Board of Directors.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below.
Beginning in December 2019, a new strain of the coronavirus (COVID-19) has been spreading rapidly through the world, including the United States, Canada, India and Europe (where, collectively, significant portions of the Company’s operations are located and its sales occur). As of late, variants of COVID-19 have been reported in certain countries, including the United States. The impact of the virus varies from region to region and from week to week. The Company is closely monitoring the impacts of the COVID-19 pandemic as a trigger for changes in critical accounting judgments, estimates and assumptions.

As of December 31, 2020, and as a result of the impact of COVID-19, the Company recorded (i) a fair value adjustment to its contingent consideration related to the acquisition of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (refer to Note 19 for more information on the Company's acquisition and Note 24 for more information on the Company's contingent consideration liability) and (ii) certain termination benefits related to a restructuring plan the Company initiated in response to COVID-19 uncertainties (refer to Note 4 for more information on manufacturing facility closures, restructuring and other related charges). There were no other material impairments, changes to allowance for credit losses, restructuring charges or other changes in critical accounting judgments, estimates and assumptions that it can directly attribute to COVID-19 or otherwise. Refer to Note 13 for more information regarding asset impairment testing.
There continues to be significant macroeconomic uncertainty, and the Company expects the COVID-19 pandemic will likely have a materially negative impact on the global economy into 2021 and perhaps beyond. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.
Significant Management Judgments
Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 for more information regarding income taxes.
Determination of the aggregation of operating segments
The Company uses judgment in the aggregation of operating segments for financial reporting and disclosure purposes. In doing so, management has determined that there are two operating segments consisting of a tape, film, protective packaging and machinery segment and an engineered coated product segment. The Company has aggregated these two operating segments into one reporting segment due to similar characteristics including the nature of goods and services provided to its customers, methods used in the sale and distribution of those goods and services, types of customers comprising its customer base, and the regulatory environment in which the Company operates.
Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to depreciation and amortization if there are indicators of impairment. CGUs containing goodwill or intangible assets having indefinite useful lives are tested at least annually, regardless of the existence of impairment indicators. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use is based on estimated discounted net future cash inflows, which are derived from management's financial forecast models of the estimated remaining useful life of the asset or CGU, and do not include restructuring activities to which the Company is not yet formally committed, nor any anticipated significant future investments expected to enhance the performance of the asset or CGU being tested. The calculated value in use varies depending on the discount rate applied to the estimated discounted cash flows, the estimated future cash flows, and the growth rate used for extrapolation purposes.
Refer to Note 13 for more information regarding asset impairment testing.
Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. These assumptions are developed by management with the assistance of independent actuaries and are based on current actuarial benchmarks and management’s historical experience. Actual results will differ from estimated results, which are based on assumptions. Refer to

Note 20 for more information regarding the assumptions related to the pension, post-retirement and other long-term employee benefit plans.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions and may have transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflects its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. As of December 31, 2020 and 2019, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized. Refer to Note 5 for more information regarding income taxes.
Useful lives of depreciable assets
The Company depreciates property, plant and equipment over the estimated useful lives of the assets. Right-of-use assets are depreciated over the shorter period of the lease term and the useful life of the underlying asset. In determining the estimated useful life of these assets, significant judgment is required. Judgment is required to determine whether events or circumstances warrant a revision to the remaining periods of depreciation and amortization. The Company considers expectations of the in-service period of these assets in determining these estimates. The Company assesses the estimated useful life of these assets at each reporting date. If the Company determines that the useful life of an asset is different from the original assessment, changes to depreciation and amortization will be applied prospectively. The estimates of cash flows used to assess the potential impairment of these assets are also subject to measurement uncertainty. Actual results may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.
Right-of-use assets and lease liabilities

Extension and early termination options are included in a number of leases across the Company. These are used to maximize operational flexibility in terms of managing assets used in the Company's operations. In determining the lease term and lease payments to be included in the measurement of the corresponding right-of-use asset and lease liability, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise an early termination option. Extension options (or periods after early termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not early terminated). The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. Refer to Note 15 for information regarding lease liabilities.
Net realizable value of inventories
Inventories are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories, management takes into account the most reliable evidence available at the time the estimate is made. Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 for information regarding inventories and write-downs of inventories.
Allowance for expected credit loss and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects lifetime expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 24 for more information regarding the allowance for doubtful accounts and the related credit risks.
Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.
The Company's provisions include environmental and restoration obligations, termination benefits and other and litigation provisions. Refer to Note 16 for more information regarding provisions.
Share-based compensation
The estimation of share-based compensation fair value and expense requires the selection of an appropriate pricing model.
The model used by the Company for stock options and SAR awards is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.
The model used by the Company for PSU awards subject to a market performance condition is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares as well as those of a peer group and the risk-free interest rate commensurate with the term of the awards. For PSU awards subject to a non-market performance condition, management estimates the expected achievement of performance criteria using long-range forecasting models.
Refer to Note 18 for more information regarding share-based payments.
Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 19 for more information regarding business acquisitions.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	242,113	227,043	197,155
Termination benefits (Note 16)	4,110	2,274	1,861
Share-based compensation expense (Note 18)	22,879	501	1,914
Pension, post-retirement and other long-term employee benefit plans (Note 20):
Defined benefit plans	2,057	2,139	2,768
Defined contributions plans	6,824	7,142	3,471
	277,983	239,099	207,169
Finance costs (income) - Interest
Interest on borrowings and lease liabilities	28,684	32,472	17,443
Amortization and write-off of debt issue costs on borrowings	1,210	1,194	1,906
Interest capitalized to property, plant and equipment	(458)	(1,976)	(2,277)
	29,436	31,690	17,072
Finance costs (income) - other (income) expense, net
Foreign exchange loss (gain)	38	(790)	1,945
Valuation adjustment made to non-controlling interest put options (Note 24)	2,470	3,339	—
Change in fair value of contingent consideration liability (Note 24)	(11,005)	—	—
Other costs, net	2,259	765	1,865
	(6,238)	3,314	3,810
Additional information
Depreciation of property, plant and equipment (Note 9)	50,237	51,030	38,548
Amortization of intangible assets (Note 12)	13,603	10,385	6,281
Impairment of assets, net (Note 13)	2,359	4,549	6,936

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2020 under the caption manufacturing facility closures, restructuring and other related charges:

	2020	2019	2018
	$	$	$
Impairment of property, plant and equipment, net	—	669	4,839
Equipment relocation	38	156	—
Revaluation and impairment of inventories, net	596	130	1,297
Termination benefits and other labor related costs, net	3,389	1,874	1,043
Restoration and idle facility costs, net	270	1,978	268
Professional fees, net	40	393	31
Other (recoveries) costs	(5)	(64)	(418)
	4,328	5,136	7,060
Charges incurred during the year ended December 31, 2020 were mainly the result of employee restructuring initiatives which began in the second quarter in response to COVID-19 uncertainties. Charges incurred were composed of $3.7 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.6 million in non-cash impairments of inventory.

Charges incurred during the year ended December 31, 2019 were mainly the result of the Montreal, Quebec manufacturing facility closure at the end of 2019 and the Johnson City, Tennessee manufacturing facility closure at the end of 2018. Charges incurred were composed of $4.3 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.8 million in non-cash impairments of property, plant and equipment and inventory.

Charges incurred during the year ended December 31, 2018 were mainly the result of the Johnson City, Tennessee manufacturing facility closure and were composed of $6.1 million of non-cash impairments of property, plant and equipment and inventory as well as $0.9 million in cash charges mainly related to termination benefits and other labor related costs.

As of December 31, 2020, restructuring provisions of $3.6 million are included in provisions ($2.0 million in 2019). Refer to Note 16 for more information on provisions.

5 - INCOME TAXES
The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	%	%	%
Combined Canadian federal and provincial income tax rate	27.8	28.4	28.4
Foreign earnings/losses taxed at higher income tax rates	—	0.2	0.4
Foreign earnings/losses taxed at lower income tax rates	(4.3)	(4.8)	(5.1)
Prior period adjustments	(0.5)	0.5	(3.4)
(Nontaxable income) nondeductible expenses	(1.9)	1.1	3.9
Impact of other differences	1.6	(2.3)	(0.7)
Nontaxable dividend	—	—	(8.6)
Canadian deferred tax assets (recognized) not recognized	(1.8)	4.3	2.5
Recognition of deferred tax assets	(0.2)	(1.3)	—
Proposed tax assessment (1)	—	2.2	—
Effective income tax rate	20.7	28.3	17.4
(1)    Proposed tax assessment refers to a $2.3 million proposed state income tax assessment and the related interest expense recorded in the second quarter of 2019 which resulted from the denial of the utilization of certain net operating losses generated in tax years 2000-2006.
The major components of income tax expense (benefit) are outlined below for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Current income tax expense	25,595	17,195	934
Deferred tax expense (benefit)
Recognition of US deferred tax assets	(153)	(701)	(182)
US temporary differences	(6,605)	3,988	10,427
Canadian deferred tax assets (recognized) not recognized	(1,660)	2,474	1,297
Recognition of Canadian deferred tax assets	—	(22)	—
Canadian temporary differences	1,674	(5,678)	(1,548)
Temporary differences in other jurisdictions	270	(946)	(1,126)
Total deferred income tax (benefit) expense	(6,474)	(885)	8,868
Total tax expense for the year	19,121	16,310	9,802

The amount of income taxes relating to components of OCI for each of the years in the three-year period ended December 31, 2020 is outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2020
Deferred tax benefit on remeasurement of defined benefit liability	(696)	216	(480)
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	(2,685)	658	(2,027)
Deferred tax expense on foreign exchange related impacts arising from intercompany settlements	2,117	(281)	1,836
Deferred tax expense on gain arising from hedge of a net investment in foreign operations	6,488	(764)	5,724
	5,224	(171)	5,053

For the year ended December 31, 2019
Deferred tax expense on remeasurement of defined benefit liability	762	(173)	589
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	(3,416)	359	(3,057)
Deferred tax expense on gain arising from hedge of a net investment in foreign operations	10,280	(45)	10,235
	7,626	141	7,767

For the year ended December 31, 2018
Deferred tax expense on remeasurement of defined benefit liability	3,016	(730)	2,286
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	970	463	1,433
	3,986	(267)	3,719

The amount of recognized deferred tax assets and liabilities is outlined below as of December 31, 2020:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2020
Tax credits, losses, carryforwards and other tax deductions	10,465	—	10,465
Property, plant and equipment	15,882	(52,956)	(37,074)
Pension and other post-retirement benefits	4,231	—	4,231
Share-based payments	11,929	—	11,929
Accounts payable and accrued liabilities	8,945	—	8,945
Goodwill and other intangibles	7,083	(23,121)	(16,038)
Trade and other receivables	1,152	—	1,152
Inventories	1,530	—	1,530
Lease liabilities	9,616	—	9,616
Other	2,481	(1,668)	813
Deferred tax assets and liabilities	73,314	(77,745)	(4,431)

Presented in the consolidated balance sheets as:

December 31, 2020
$
Deferred tax assets	29,677
Deferred tax liabilities	(34,108)
(4,431)
The amount of recognized deferred tax assets and liabilities is outlined below as of December 31, 2019:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2019
Tax credits, losses, carryforwards and other tax deductions	11,638	—	11,638
Property, plant and equipment	16,020	(52,871)	(36,851)
Pension and other post-retirement benefits	3,966	—	3,966
Share-based payments	1,766	—	1,766
Accounts payable and accrued liabilities	6,022	—	6,022
Goodwill and other intangibles	7,028	(22,893)	(15,865)
Trade and other receivables	688	—	688
Inventories	1,918	—	1,918
Lease liabilities	9,832	—	9,832
Other	863	(908)	(45)
Deferred tax assets and liabilities	59,741	(76,672)	(16,931)
Presented in the consolidated balance sheets as:

December 31, 2019
$
Deferred tax assets	29,738
Deferred tax liabilities	(46,669)
(16,931)
Nature of evidence supporting recognition of deferred tax assets
In assessing the recoverability of deferred tax assets, management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. This determination is based on quantitative and qualitative assessments by management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies.
As of December 31, 2020 and 2019, respectively, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Canadian corporate holding entity, the Parent Company, management determined it appropriate that the Parent Company's deferred tax assets should continue not to be recognized as of December 31, 2020 and 2019, respectively. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2019:

	Balance January 1, 2019	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Recognized in deficit	Balance reclassified to other current assets	Balance December 31, 2019
	$	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	11,147	2,503	—	—	—	(2,012)	11,638
Property, plant and equipment	13,910	2,110	—	—	—	—	16,020
Pension and other post-retirement benefits	3,798	333	—	(165)	—	—	3,966
Share-based payments	2,508	(728)	(17)	—	3	—	1,766
Accounts payable and accrued liabilities	5,659	363	—	—	—	—	6,022
Goodwill and other intangibles	6,998	30	—	—	—	—	7,028
Trade and other receivables	633	55	—	—	—	—	688
Inventories	2,262	(344)	—	—	—	—	1,918
Lease liabilities	—	9,832	—	—	—	—	9,832
Other	5	903	—	(45)	—	—	863
	46,920	15,057	(17)	(210)	3	(2,012)	59,741
Deferred tax liabilities
Property, plant and equipment	(38,290)	(14,581)	—	—	—	—	(52,871)
Goodwill and other intangibles	(25,343)	2,450	—	—	—	—	(22,893)
Other	(539)	(726)	—	357	—	—	(908)
	(64,172)	(12,857)	—	357	—	—	(76,672)
Deferred tax assets and liabilities	(17,252)	2,200	(17)	147	3	(2,012)	(16,931)
Impact due to foreign exchange rates		(1,315)	—	(6)	—
Total recognized		885	(17)	141	3

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2020:

	Balance January 1, 2020	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Balance December 31, 2020
	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	11,638	(892)	—	(281)	10,465
Property, plant and equipment	16,020	(138)	—	—	15,882
Pension and other post-retirement benefits	3,966	30	—	235	4,231
Share-based payments	1,766	4,857	5,306	—	11,929
Accounts payable and accrued liabilities	6,022	2,923	—	—	8,945
Goodwill and other intangibles	7,028	55	—	—	7,083
Trade and other receivables	688	464	—	—	1,152
Inventories	1,918	(388)	—	—	1,530
Lease liabilities	9,832	(216)	—	—	9,616
Other	863	1,722	—	(104)	2,481
	59,741	8,417	5,306	(150)	73,314
Deferred tax liabilities
Property, plant and equipment	(52,871)	(85)	—	—	(52,956)
Goodwill and other intangibles	(22,893)	(228)	—	—	(23,121)
Other	(908)	(760)	—	—	(1,668)
	(76,672)	(1,073)	—	—	(77,745)
Deferred tax assets and liabilities	(16,931)	7,344	5,306	(150)	(4,431)
Impact due to foreign exchange rates		(870)	—	(21)
Total recognized		6,474	5,306	(171)
Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2020	December 31, 2019
	$	$
Tax losses, carryforwards and other tax deductions	47,829	51,134
Share-based payments	7,231	3,457
	55,060	54,591

The following table presents the amounts and expiration dates relating to unused tax credits in Canada for which no asset is recognized in the consolidated balance sheets as of December 31:

	2020	2019
	$	$
2020	—	541
2021	209	204
2022	476	466
2023	236	230
2024	222	217
2025	376	367
2026	288	281
2027	262	256
2028	305	298
2029	243	237
2030	221	216
2031	324	316
2032	194	190
2033	238	233
2034	211	206
2035	560	547
2036	367	359
2037	266	260
2038	666	651
2039	266	651
2040	266	—
Total tax credits derecognized	6,196	6,726
The following table presents the year of expiration of the Company’s operating losses carried forward in Canada as of December 31, 2020:

	Deferred tax assets not recognized
	Federal	Provincial
	$	$
2026	5,311	5,311
2029	602	602
2030	2,675	2,675
2031	1,607	1,607
2037	3,766	3,766
2038	5,251	5,251
2039	11,122	11,122
	30,334	30,334
In addition, the Company has (i) consolidated state losses of $48.1 million (with expiration dates ranging from 2021 to 2038) for which a tax benefit of $0.6 million has not been recognized; (ii) standalone state losses of $69.5 million (with expiration dates ranging from 2021 to 2038) for which a tax benefit of $2.4 million has not been recognized; and (iii) $15.9 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE

The weighted average number of common shares outstanding is as follows for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
Basic	59,010,485	58,798,488	58,815,526
Effect of stock options	620,388	190,646	268,649
Diluted	59,630,873	58,989,134	59,084,175

Stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares for each of the years in the three-year period ended December 31, 2020 were as follows:

	2020	2019	2018
Anti-dilutive stock options	612,601	505,812	242,918

7 - INVENTORIES

Inventory is composed of the following for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Raw materials	61,051	52,617
Work in process	38,850	29,927
Finished goods	72,535	81,605
Parts and supplies	22,080	20,788
	194,516	184,937

The Company recorded impairments of inventories to net realizable value in the Company’s consolidated earnings as an expense for each of the years in the three-year period ended December 31, 2020 as follows:

	2020	2019	2018
	$	$	$
Impairments recorded in manufacturing facility closures, restructuring and other related charges	596	634	1,297
Reversals of impairments recorded in manufacturing facility closures, restructuring and other related charges	—	(504)	—
Impairments recorded in cost of sales	1,179	2,877	716
	1,775	3,007	2,013

Refer to Note 13 for information regarding impairments of inventories.

The amount of inventories included in the Company’s consolidated earnings in cost of sales for each of the years in the three-year period ended December 31, 2020 is as follows:

	2020	2019	2018
	$	$	$
Inventories recognized in cost of sales	843,717	836,600	771,224

8 - OTHER CURRENT ASSETS
Other current assets are composed of the following for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Prepaid expenses	9,086	8,892
Sales and other taxes receivable and credits	3,988	5,747
Income taxes receivable and prepaid	3,280	3,977
Supplier rebates receivable	2,596	1,533
Reserve for inventory returns	1,196	1,003
Other	902	1,135
	21,048	22,287

9 - PROPERTY, PLANT AND EQUIPMENT

The following table outlines the changes to property, plant and equipment during the year ended December 31, 2019:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2018	12,076	145,417	682,246	44,051	3,458	57,669	944,917
Adjustment on transition to IFRS 16	—	27,960	1,914	—	1,180	—	31,054
Additions – right-of-use assets	—	11,844	1,701	—	203	—	13,748
Additions – separately acquired	—	—	—	—	—	48,376	48,376
Assets placed into service	581	13,105	73,708	2,174	563	(90,131)	—
Disposals	(360)	(3,776)	(8,889)	(1,622)	(136)	(960)	(15,743)
Category reclassifications	—	(1,488)	1,488	—	—	—	—
Foreign exchange and other	(105)	769	3,445	121	26	(543)	3,713
Balance as of December 31, 2019	12,192	193,831	755,613	44,724	5,294	14,411	1,026,065
Accumulated depreciation and impairments
Balance as of December 31, 2018	979	71,576	454,004	38,460	2,466	356	567,841
Depreciation (1)	—	11,208	36,810	2,326	1,121	—	51,465
Impairments	—	236	1,211	149	18	607	2,221
Impairment reversals	—	—	(751)	—	—	—	(751)
Disposals	(360)	(2,501)	(7,996)	(1,595)	(105)	(960)	(13,517)
Foreign exchange and other	(10)	536	2,849	113	10	(3)	3,495
Balance as of December 31, 2019	609	81,055	486,127	39,453	3,510	—	610,754
Net carrying amount as of December 31, 2019	11,583	112,776	269,486	5,271	1,784	14,411	415,311

The following table outlines the changes to property, plant and equipment during the year ended December 31, 2020:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2019	12,192	193,831	755,613	44,724	5,294	14,411	1,026,065
Additions – right-of-use assets	—	2,284	974	—	806	—	4,064
Additions – separately acquired	—	—	—	—	—	45,464	45,464
Additions through business acquisitions	—	140	656	10	115	—	921
Assets placed into service	—	2,528	18,054	1,493	289	(22,364)	—
Disposals	—	(54)	(1,902)	(7)	(541)	(86)	(2,590)
Foreign exchange and other	(79)	1,605	3,216	247	217	(98)	5,108
Balance as of December 31, 2020	12,113	200,334	776,611	46,467	6,180	37,327	1,079,032
Accumulated depreciation and impairments
Balance as of December 31, 2019	609	81,055	486,127	39,453	3,510	—	610,754
Depreciation (1)	—	11,314	35,745	2,211	1,146	—	50,416
Impairments	—	—	127	—	—	86	213
Disposals	—	(54)	(845)	(7)	(531)	(86)	(1,523)
Foreign exchange and other		515	3,034	217	192	—	3,958
Balance as of December 31, 2020	609	92,830	524,188	41,874	4,317	—	663,818
Net carrying amount as of December 31, 2020	11,504	107,504	252,423	4,593	1,863	37,327	415,214
(1)    The difference between the depreciation additions presented above and depreciation expense included in the Company’s consolidated earnings is the amortization of government grants recognized in deferred income for the purchase and construction of plant and equipment in the amount of $0.2 million and $0.4 million as of December 31, 2020 and 2019, respectively. When the assets are placed into service, the deferred income is recognized as a credit to depreciation expense through cost of sales on a systematic basis over the related assets’ useful lives. Refer to Note 14 for additional information on the Company's forgivable government loans.
Capital expenditures incurred in the year ended December 31, 2020 were primarily to support investments in e-commerce-related production capacity, maintenance needs, initiatives supporting the efficiency and effectiveness of operations and other strategic initiatives. As of December 31, 2020, the Company had commitments to suppliers to purchase machinery and equipment totalling $17.0 million primarily to support e-commerce-related production capacity improvements and other strategic initiatives. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.
Capital expenditures incurred in the year ended December 31, 2019 were primarily to support the end stages of strategic initiatives completed during 2019 including: the greenfield manufacturing facilities in India and the capacity expansion project at the Midland, North Carolina manufacturing facility. Capital expenditures were also incurred to support other smaller-scale strategic and growth initiatives, including projects to support the integration of acquired operations.
During the year ended December 31, 2020, the loss on disposals amounted to $0.3 million ($0.6 million and $0.2 million loss on disposals in 2019 and 2018, respectively).
Supplemental information regarding property, plant and equipment is as follows for the years ended:

	December 31, 2020	December 31, 2019
Interest capitalized to property, plant and equipment	$458	$1,976
Weighted average capitalization rates	4.94%	7.56%

Additional information on the carrying amount of the right-of-use assets by class of assets and related depreciation expense is as follows as of and for the years ended:

	Buildings	Manufacturing equipment	Furniture, office equipment and other	Total
	$	$	$	$
December 31, 2020:
Carrying amount	32,795	15,916	917	49,628
Depreciation expense	5,923	3,230	746	9,899
December 31, 2019:
Carrying amount	36,263	18,348	866	55,477
Depreciation expense	5,331	3,248	796	9,375

10 - OTHER ASSETS

Other assets are composed of the following for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Corporate owned life insurance held in grantor trust	7,988	5,992
Pension benefits (1)	3,024	1,966
Deposits	1,083	1,179
Prepaid software licensing	786	960
Cash surrender value of officers’ life insurance	408	386
Other	21	35
	13,310	10,518

(1)Refer to Note 20 for additional information regarding employee benefit plans.
11 - GOODWILL
The following table outlines the changes in goodwill during the period:

Total
$
Balance as of December 31, 2018	107,714
Foreign exchange	(37)
Balance as of December 31, 2019	107,677
Acquired through business acquisition (1)	25,640
Foreign exchange	(423)
Balance as of December 31, 2020	132,894
(1)Refer to Note 19 for additional information regarding the Company's business acquisition.

12 - INTANGIBLE ASSETS

The following tables outline the changes in intangible assets during the period:

	Distribution rights	Customer contracts	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2018	2,655	1,021	302	106,249	6,527	15,038	8,367	140,159
Additions – separately acquired	—	—	—	—	2,588	—	—	2,588
Disposals	(2,728)	(1,049)	(112)	(811)	(477)	(503)	(198)	(5,878)
Foreign exchange and other	73	28	—	59	(20)	518	(135)	523
Balance as of December 31, 2019	—	—	190	105,497	8,618	15,053	8,034	137,392
Accumulated amortization and impairments
Balance as of December 31, 2018	2,655	1,021	224	9,310	1,875	608	2,077	17,770
Amortization	—	—	7	7,677	1,133	258	1,310	10,385
Disposals	(2,728)	(1,049)	(112)	(811)	(477)	(503)	(198)	(5,878)
Impairments	—	—	72	—	—	—	—	72
Foreign exchange and other	73	28	(1)	(54)	(25)	19	(46)	(6)
Balance as of December 31, 2019	—	—	190	16,122	2,506	382	3,143	22,343
Net carrying amount as of December 31, 2019	—	—	—	89,375	6,112	14,671	4,891	115,049

	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2019	190	105,497	8,618	15,053	8,034	137,392
Additions – separately acquired	—	—	1,881	—	—	1,881
Additions through business acquisitions	—	18,462	—	1,616	1,441	21,519
Disposals	—	—	(421)	—	—	(421)
Foreign exchange and other	—	(207)	—	135	(180)	(252)
Balance as of December 31, 2020	190	123,752	10,078	16,804	9,295	160,119
Accumulated amortization and impairments
Balance as of December 31, 2019	190	16,122	2,506	382	3,143	22,343
Amortization	—	10,406	1,449	257	1,491	13,603
Disposals	—	—	(371)	—	—	(371)
Impairments	—	—	371	—	—	371
Foreign exchange and other	—	(49)	—	2	(54)	(101)
Balance as of December 31, 2020	190	26,479	3,955	641	4,580	35,845
Net carrying amount as of December 31, 2020	—	97,273	6,123	16,163	4,715	124,274

(1)Includes $0.4 million of acquired software licenses during the years ended December 31, 2020 and 2019, respectively.
(2)Includes trademarks and trade names not subject to amortization totalling $16.1 million and $14.4 million as of December 31, 2020 and 2019, respectively.
During the year ended December 31, 2020, the loss on disposals amounted to $0.1 million (nil in 2019 and 2018, respectively).
The Company holds customer relationships related to its Polyair acquisition with a carrying amount of $59.6 million and $64.3 million as of December 31, 2020 and 2019, respectively. These customer relationships will be fully amortized in the year 2033.

13 - IMPAIRMENT OF ASSETS
CGU Determination and Indicators of Impairment
In updating its determination of CGUs and applying any related indicators of impairment, the Company took into consideration any manufacturing facility closures and other related activities that may have taken place over the course of the year; the expected costs, timeline, and future benefits expected from its major capital expenditure projects; the impact of acquisitions; as well as changes in the interdependencies of cash flows among the Company’s manufacturing sites. As a result of this analysis, the Company’s CGUs consist of the following:
•The tapes and films CGU (the "T&F CGU") includes the Company’s tape and film manufacturing locations in the United States, Canada and India.
•Polyair continues to be considered a separate CGU by management, despite integration efforts making significant progress in 2019 and in 2020 and in continuing towards furthering operational alignment and interdependency of cash flows within the T&F CGU. Management monitors the goodwill balance of Polyair combined with the T&F CGU assets as it remains focused on achieving its strategic plan of developing significant acquisition synergies and, as a result of those synergies, having greater interdependencies of cash flows. Accordingly, the assets of Polyair are included in the tapes and film impairment test discussed further below (the “T&F Group”).
•The engineered coated products CGU (“ECP CGU") includes the Company’s engineered coated products manufacturing facilities located in the United States, Canada and India.
•As discussed in Note 19, the Company acquired the operating assets of Nortech in February 2020, which consists of one manufacturing facility ("Nortech CGU") that operates largely on a standalone basis and with its own customer base.
•The Company has an additional CGU consisting of a single manufacturing facility located in Portugal, which does not contain any long-lived intangible assets or goodwill and, as such, is not subject to annual impairment testing.
During the year ended December 31, 2020, with the exception of Nortech for which management conducted an impairment test during the second quarter resulting in no impairment for that CGU, there were no other indicators of impairment for any of the CGUs previously described. Due to the existence of recorded goodwill and indefinite-lived intangible assets associated with the T&F Group, the ECP CGU and the Nortech CGU, the Company conducted impairment tests as discussed further below. The tests did not result in any impairment being recognized as of December 31, 2020 and 2019. Unrelated to the impairment tests performed at the CGU level, there were impairments of certain individual assets as disclosed in the impairments table below, which primarily relate to manufacturing facility closures, restructuring and other related charges.
The Company also considers indicators for the reversal of prior impairment charges recorded. This analysis of indicators is based on the recent and projected results of CGUs and specific asset groups that were previously impaired. For the years ended December 31, 2020 and 2019, these analyses did not result in any impairment reversals.
Impairment Testing
All of the Company’s carrying amounts of goodwill, intangible assets with indefinite useful lives and software not yet available for use as of December 31, 2020 and 2019 relate to the T&F Group, the ECP CGU and the Nortech CGU. The Company performed the required annual impairment testing for these asset groups during the fourth quarter of 2020 and 2019. The impairment test for the asset groups was determined based on their value in use. Key assumptions used in each discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for the asset groups are outlined in the tables below. Changes in the key assumptions below that the Company believes are reasonably possible would not be expected to cause the carrying amount of the asset groups to exceed its recoverable amount, in which case an impairment would otherwise be recognized.

Revenue and other future assumptions used in these models were prepared in accordance with IAS 36 – Impairment of Assets and do not include the benefit from obtaining, or the incremental costs to obtain, growth initiatives or cost reduction programs that the Company may be planning but has not yet undertaken within its current asset base.
Details of the key assumptions used in impairment tests performed as of December 31, 2020 are outlined below:

	T&F Group	ECP CGU	Nortech CGU
Carrying amount allocated to the asset group:
Goodwill	$101,568	$5,686	$25,640
Intangible assets with indefinite useful lives	$14,493	—	$1,616

	T&F Group	ECP CGU	Nortech CGU
Results of test performed as of December 31, 2020:
Forecast period annual revenue growth rates (1)	9.4% in 2021, 2.3%-3.1% thereafter	11.5% in 2021, 3.1% in 2022, tapering down to 2.5% thereafter	35.2% in 2021, 54.6% in 2022, tapering down to 2.5% thereafter
Discount rate (2)	8.8%	11.6%	12.5%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of (3)	2.3%	2.5%	2.5%
Income tax rate (4)	28.0%	27.0%	25.5%
(1)For all three models, the annual revenue growth rates for the forecast period are based on projections presented to management and the Board of Directors. The projected revenue growth rates for the period are consistent with the Company's recent history of sales volumes within the asset group, as well as the Company’s expectation that its sales will at least match gross domestic product growth. For 2021, anticipated revenue growth used in these analyses is partially attributable to expected increases in selling prices due to the passing through of higher raw material costs to customers.

For the T&F Group, projections assume that the Company’s revenue will grow due to growth in the e-commerce channel and areas of recent capital investment in the short term, and consistent with United States gross domestic product average projections over the longer term.

For the ECP CGU, projections expect additional revenue from the recent Capstone investment and recovery from COVID-19 demand disruptions in the short term, and sustained growth levels consistent with United States gross domestic product over the longer term.

For the Nortech CGU, projections expect the business to achieve growth in the acquisition business case, which has been delayed by national lockdowns and restricted customer capital expenditures due to the global COVID-19 pandemic. The initial high rate of growth anticipated in 2021 is largely due to an expected recovery from these delays in fulfilling the customer order backlog.
(2)The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.
(3)Cash flows beyond the forecast period have been primarily extrapolated at or below the projected long-term average growth rates for the asset groups.
(4)The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.
Sensitivity analysis performed as of December 31, 2020 using reasonably possible changes in key assumptions above are outlined below:

	T&F Group	ECP CGU	Nortech CGU
Forecast period annual revenue growth rates	9.4% in 2021, 0% thereafter	11.5% in 2021, 1.0% thereafter	0% in 2021 and 2022, 109.1% in 2023, tapering down to 2.5% thereafter
Discount rate	11.0%	12.6%	14.5%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of	1.0%	1.0%	1.5%
Income tax rate	35.0%	37.0%	28.0%
There was no indication of any impairment resulting from changing the individual assumptions above.

Details of the key assumptions used in impairment tests performed as of December 31, 2019 are outlined below:

	T&F Group	ECP CGU
Carrying amount allocated to the asset group
Goodwill	$101,846	$5,831
Intangible assets with indefinite useful lives	$14,359	—
Results of test performed as of December 31, 2019:
Forecast period annual revenue growth rates (1)	1.3% in 2020, 2.3%-3.1% thereafter	6.3% in 2020, 2.8% in 2021, tapering down to 2.5% thereafter
Discount rate (2)	8.8%	11.6%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of (3)	2.3%	2.5%
Income tax rate (4)	28.0%	27.0%

(1)For both models, the annual revenue growth rates for the forecast period are based on projections presented to management and the Board of Directors. The projected revenue growth rates for the period are consistent with the Company's recent history of sales volumes within the asset group, as well as the Company’s expectation that its sales will at least match gross domestic product growth.

For the T&F Group, projections assume that the Company's revenue will grow consistent with United States gross domestic product average projections, and from anticipated synergies realized from Polyair cross-selling opportunities, included discretely through 2022.

For the ECP CGU, projections expect additional ramping of revenue from the group due to integration and capital expenditure efforts through 2021, and then tapering down to sustained growth levels consistent with United States gross domestic product.
(2)The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.
(3)Cash flows beyond the forecast period have been primarily extrapolated at or below the projected long-term average growth rates for the asset groups.
(4)The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.

Sensitivity analysis performed as of December 31, 2019 using reasonably possible changes in key assumptions above are outlined below:

	T&F Group	ECP CGU
Forecast period annual revenue growth rates	1.3% in 2020, 0% thereafter	6.3% in 2020, 1.0% thereafter
Discount rate	11.0%	12.6%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of	1.0%	1.0%
Income tax rate	35.0%	37.0%
There was no indication of any impairment resulting from changing the individual assumptions above.

Impairments

Impairments recognized during the year ended December 31, 2020 and 2019 and reversals of impairments recognized during the year ended December 31, 2019 are presented in the table below. There were no reversals of impairments recognized during the year ended December 31, 2020.

	2020	2019
	Impairment recognized	Impairment recognized	Impairment reversed
	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Inventories	596	634	(504)
Property, plant and equipment
Buildings	—	236	—
Manufacturing equipment	—	987	(751)
Computer equipment and software	—	114	—
Furniture, office equipment and other	—	18	—
Construction in progress	—	65	—
	596	2,054	(1,255)
Cost of sales
Inventories	1,179	2,877	—
Property, plant and equipment
Manufacturing equipment	127	224	—
Computer equipment and software	—	35	—
Construction in progress	86	542	—
Intangibles	371	72	—
	1,763	3,750	—
Total	2,359	5,804	(1,255)
The assets impaired during the year ended December 31, 2020 were primarily impairments of inventories related to slow-moving and obsolete goods, including inventory associated with the Montreal, Quebec manufacturing facility closure. The assets impaired during the year ended December 31, 2019 were primarily impairments of inventories related to slow-moving and obsolete goods, as well as assets impaired as a result of the closure of the Montreal, Quebec and Johnson City, Tennessee manufacturing facilities.
The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell.

14 - BORROWINGS

Borrowings are composed of the following for the years ended:

		December 31, 2020		December 31, 2019
	Maturity	Weighted average effective interest rate	$	Weighted average effective interest rate	$
Senior Unsecured Notes (a)	October 2026	7.00%	246,236	7.00%	245,681
2018 Credit Facility (b)	June 2023	3.07%	185,162	4.04%	185,438
2018 Powerband Credit Facility (c)	August 2021	9.31%	629	8.90%	17,294
2018 Capstone Credit Facility (d)	Various until June 2023	6.47%	10,505	7.84%	10,434
Partially forgivable government loans (e)	Various until June 2026	1.25%	5,265	1.25%	4,431
Lease liabilities (f)	Various until December 2034	6.12%	42,122	6.97%	44,756
Term and other loans (g)	Various until February 2024	0.82%	45	0.75%	776
Total borrowings			489,964		508,810
Less: borrowings and lease liabilities, current			26,219		26,319
Total borrowings and lease liabilities, non-current			463,745		482,491
The aggregate principal amounts of the related borrowings and lease liabilities in the table above are presented net of debt issuance costs of $5.1 million and $6.2 million as of December 31, 2020 and 2019, respectively, and imputed interest of $0.3 million and $0.4 million as of December 31, 2020 and 2019, respectively, netting to $4.6 million and $5.8 million as of December 31, 2020 and 2019, respectively.
Refer to Note 24 for a maturity analysis on borrowings.
(a)Senior Unsecured Notes
On October 15, 2018, the Company completed the private placement of $250 million aggregate principal amount of senior unsecured notes due October 15, 2026 ("Senior Unsecured Notes") with certain guarantors and Regions Bank, as Trustee. The Company incurred debt issue costs of $5.1 million which were capitalized and are being amortized using the straight-line method over the eight-year term. The Company used the net proceeds to partially repay borrowings under the 2018 Credit Facility (defined below) and to pay related fees and expenses, as well as for general corporate purposes. The Senior Unsecured Notes bear interest at a rate of 7.00% per annum, payable semi-annually, in cash, in arrears on April 15 and October 15 of each year, beginning on April 15, 2019.
As of December 31, 2020, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($246.2 million, net of $3.8 million in unamortized debt issue costs).
On or after October 15, 2021, the Company may redeem the Senior Unsecured Notes at its option, in whole or in part, on certain redemption dates and at certain redemption prices specified in the indenture, plus any accrued and unpaid interest. If the Company experiences a change of control, it may be required to offer to repurchase the Senior Unsecured Notes at a purchase price equal to 101% of their aggregate principal amount plus any accrued and unpaid interest up to, but excluding, the date of such repurchase.
The Senior Unsecured Notes's indenture contains usual and customary incurrence based covenants that are generally less restrictive than covenants under the 2018 Credit Facility and, among other things, limit the Company's ability to incur additional debt; pay dividends, redeem stock or make other distributions; enter into certain types of transactions with affiliates; incur liens on assets; make certain restricted payments and investments; engage in certain asset sales, including sale and leaseback transactions; agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Company; and merge, consolidate, transfer or dispose of substantially all assets. Certain of these covenants will be suspended if the Senior Unsecured Notes are assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services, Inc. None of these covenants are considered restrictive to the Company’s operations and, as of December 31, 2020, the Company was in compliance with all of these debt covenants. The Senior Unsecured Notes are guaranteed by all direct and indirect subsidiaries of the Parent Company that are borrowers or guarantors under the 2018 Credit Facility. Under the terms of the indenture, any direct or indirect subsidiaries that in the future become borrowers or guarantors under the 2018 Credit Facility shall also be guarantors of the Senior Unsecured Notes.
(b)2018 Credit Facility
On June 14, 2018, the Company entered into a five-year, $600.0 million credit facility (“2018 Credit Facility”) with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019. In securing the 2018 Credit Facility, the Company incurred debt issue costs amounting to $2.7 million which were capitalized and are being amortized using the straight-line method over the five-year term.
The 2018 Credit Facility consists of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”). The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. Any repayments of borrowings under the 2018 Term Loan are not available to be borrowed again in the future.
The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility bears an interest rate based, at the Company’s option, on LIBOR, the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (150 basis points as of December 31, 2020 and December 31, 2019) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.
As of December 31, 2020, the 2018 Term Loan's outstanding principal balance amounted to $172.5 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $14.0 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $186.5 million ($185.2 million, net of $1.3 million in unamortized debt issue costs). Standby letters of credit totalled $1.5 million resulting in total utilization under the 2018 Credit Facility of $188.0 million. Accordingly, the unused availability under the 2018 Credit Facility as of December 31, 2020 amounted to $384.5 million. The Company's capacity to borrow available funds under the 2018 Credit Facility may be limited because of the secured net leverage ratio covenant and other restrictions as defined in the Company's credit agreement.
The 2018 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries who are borrowers or guarantors under the facility.
The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio and a consolidated interest coverage ratio. In July 2019, the Company and its syndicated lending group amended the 2018 Revolving Credit Facility to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as borrowings (with corresponding interest payments). The amendment provides that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarters in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters. The amendment also provides that the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00). The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.14 and 7.08, respectively, as of December 31, 2020. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the year ended December 31, 2020.
(c)2018 Powerband Credit Facility
On July 4, 2018, Powerband, one of the Company's subsidiaries, entered into an INR1,300.0 million ($19.0 million) credit facility (“2018 Powerband Credit Facility”) subsequently replacing Powerband's previous outstanding debt. In December 2018, Powerband amended the 2018 Powerband Credit Facility to reallocate and increase its credit limit by INR 100.0 million ($1.4 million), bringing the total 2018 Powerband Credit Facility limit to INR 1,400.0 million ($19.3 million).
The 2018 Powerband Credit Facility is guaranteed by the Parent Company, and certain local assets (carrying amount of $34.7 million as of December 31, 2020) are required to be pledged. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the 2018 Powerband Credit Facility, Powerband's debt to net worth ratio (as defined by the 2018 Powerband Credit Facility credit agreement) must be maintained below 3.00. Powerband was in compliance with the debt to net worth ratio (0.02 as of December 31, 2020) as of and for the year ended December 31, 2020.
As of December 31, 2020, the 2018 Powerband Credit Facility consisted of an INR 375.0 million ($5.1 million) working capital loan facility (“2018 Powerband Working Capital Loan Facility”) that renews annually and is due upon demand, bearing interest based on the prevailing Indian Marginal Cost-Lending Rate ("IMCLR").
Additionally, the 2018 Powerband Credit Facility previously included an INR 960.0 million ($13.1 million) demand term loan (“2018 Powerband Demand Term Loan”) and an INR 65.0 million ($0.9 million) term loan ("2018 Powerband Term Loan"), which were restricted for capital projects and bore interest based on the prevailing IMCLR. In September 2020, Powerband repaid the 2018 Powerband Demand Term Loan and 2018 Powerband Term Loan in full and these amounts are not available to be borrowed again in the future. Subsequently, only the 2018 Powerband Working Capital Loan Facility remains outstanding.
As of December 31, 2020, the 2018 Powerband Working Capital Loan Facility’s outstanding balance was INR 46.0 million ($0.6 million). Including INR 176.5 million ($2.4 million) in letters of credit, total utilization under the 2018 Powerband Credit Facility amounted to INR 222.5 million ($3.0 million). The 2018 Powerband Credit Facility's unused availability as of December 31, 2020 amounted to INR 152.5 million ($2.1 million), composed of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.
(d)2018 Capstone Credit Facility
On February 6, 2018, Capstone, one of the Company's subsidiaries, entered into an INR 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") and bears interest based on the prevailing IMCLR. Any repayments of borrowings under the Capstone Term Loan Facility are not available to be borrowed again in the future. The Capstone Working Capital Facility matures in August 2021. Portions of term loans borrowed under the Capstone Term Loan Facility matured in September 2020, with the remainder of the term loan maturing in June 2023. Funding under the Capstone Term Loan Facility is committed, while the Capstone Working Capital Facility is uncommitted. Borrowings under the 2018 Capstone Credit Facility are guaranteed by the Parent Company and are otherwise unsecured.
As of December 31, 2020, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.3 million). The Capstone Term Loan Facility had an outstanding balance of INR 564.1 million ($7.7 million), and the Capstone Working Capital Facility outstanding balance was INR 204.6 million ($2.8 million) for a total gross outstanding amount of INR 768.7 million ($10.5 million). Total utilization under the 2018 Capstone Credit Facility amounted to INR 768.7 million ($10.5 million). As of December 31, 2020, the 2018 Capstone Credit Facility's unused availability was INR 185.4 million ($2.5 million), composed entirely of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.
(e)Partially forgivable government loans
In August 2015, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan with the Agencia para Investmento Comercio Externo de Portugal, EPE ("AICEP"), the Portuguese agency for investment and external trade, as part of financing a capital expansion project.
Based on the terms of the agreement, up to 50% of the loan could be forgiven as long as certain conditions were met, namely satisfying certain 2019 targets, including financial metrics and headcount additions, to be confirmed and communicated after the conclusion of the project. The Company had determined there was reasonable assurance that the forgiveness requirements would be satisfied and as a result €2.1 million ($2.4 million) was reclassified to deferred income in other liabilities as of December 31, 2019. On February 11, 2021, the AICEP formally approved for 45% of the original cash proceeds borrowed to be forgiven.

The partially forgivable loan is non-interest bearing with semi-annual installments of principal initially due from July 2018 through January 2024. However, as of July 2020, the remaining payments were rescheduled to one year later than initially agreed, based on a decision taken by AICEP due to COVID-19, and as such, final payment is now due in January 2025.

To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary.
The loan had an outstanding balance of €3.6 million ($4.4 million) as of December 31, 2020 and €3.9 million ($4.4 million) as of December 31, 2019. The difference between the gross proceeds and the fair value of the loan, which totalled €1.4 million ($1.7 million) as of December 31, 2020 (€1.7 million ($1.9 million) as of December 31, 2019) is the amount reclassified based on the Company's determination that the forgiveness requirements were satisfied and the benefit derived from the interest-free loan which are both recognized as deferred income in other liabilities until the assets are placed into service. When the capital expansion assets are placed into service, the deferred income is recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. The unamortized deferred income is €1.9 million ($2.3 million) as of December 31, 2020 (€2.0 million ($2.2 million) as of December 31, 2019) and is included in the Company's consolidated balance sheet in the caption other liabilities.
In February 2018, the same subsidiary entered into a second partially forgivable loan with the AICEP to finance an additional capital expansion project. Based on the terms of the agreement, up to 60% of the loan could be forgiven in 2022 as long as certain conditions were met, namely satisfying certain 2021 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due from December 2020 through June 2026.
To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The loan had an outstanding balance of €3.1 million ($3.8 million) as of December 31, 2020 and €2.4 million ($2.7 million) as of December 31, 2019. The difference between the gross proceeds and the fair value of the loan, which totalled €2.9 million ($3.6 million) as of December 31, 2020 and €2.3 million ($2.5 million) as of December 31, 2019 is the benefit derived from the interest-free loan and is recognized as deferred income. When the capital expansion assets are placed into service, the deferred income is recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. The unamortized deferred income is €0.2 million ($0.2 million) as of December 31, 2020 and 2019 and is included in the Company's consolidated balance sheet in the caption other liabilities.
Imputed interest expense is recorded over the life of the loans so that at the end of the loan periods the amounts to be reimbursed will equal the nominal amounts. Interest expense of less than $0.1 million was recognized on these loans during the years ended December 31, 2020 and 2019.
USD amounts presented above are translated from Euros and are impacted by fluctuations in the USD and Euro exchange rates.
(f)     Refer to Note 15 for more information regarding lease liabilities.

(g)     Term and other loans

One of the Company’s wholly-owned subsidiaries has a short-term credit line for up to €2.5 million ($3.1 million) for the purpose of financing a capital expansion project. No amounts were outstanding under the short-term credit line as of December 31, 2020. As of December 31, 2019, €0.7 million ($0.8 million) of the short-term credit line was utilized. The credit line bears interest at the rate of the twelve-month Euro Interbank Offered Rate with a floor of 0% plus a premium (75 basis points as of December 31, 2020 and 2019). The short-term credit line matures in September 2021 and is renewable annually, with interest due quarterly and billed in arrears.

In February 2020, one of the Company’s wholly-owned subsidiaries entered into a loan for less than €0.1 million (less than $0.1 million) for the purchase of a vehicle. The loan is repaid in annual installments until February 2024. Amounts repaid on the loan are not available to be borrowed again in the future. As of December 31, 2020, the loan's outstanding principal balance amounted to less than €0.1 million (less than $0.1 million).

Reconciliation of liabilities arising from financing activities

The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings, non-current (excluding lease liabilities)	Borrowings, current (excluding lease liabilities)	Lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2018	481,325	12,948	5,712	499,985
Cash flows:
Proceeds	104,169	86,504	—	190,673
Repayments	(136,403)	(83,290)	(6,209)	(225,902)
Debt issuance costs	(70)	—	—	(70)
Non-cash:
Operating lease liabilities recognized under IFRS 16 as of January 1, 2019	—	—	31,484	31,484
Lease additions	—	—	13,748	13,748
Lease disposals	—	—	(213)	(213)
Amounts forgiven under forgivable government loans (1)	(2,424)	—	—	(2,424)
Amortization of debt issuance costs	1,194	—	—	1,194
Foreign exchange and other	197	(96)	234	335
Reclassification	(4,169)	4,169	—	—
Balance as of December 31, 2019	443,819	20,235	44,756	508,810

	Borrowings, non-current (excluding lease liabilities)	Borrowings, current (excluding lease liabilities)	Lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2019	443,819	20,235	44,756	508,810
Cash flows:
Proceeds	234,972	67,059	—	302,031
Repayments	(248,903)	(70,397)	(6,581)	(325,881)
Non-cash:
Lease additions	—	—	4,064	4,064
Lease disposals	—	—	(203)	(203)
Other non-cash additions	57	—	—	57
Amortization of debt issuance costs	1,210	—	—	1,210
Foreign exchange and other	(80)	(130)	86	(124)
Reclassification	(2,364)	2,364	—	—
Balance as of December 31, 2020	428,711	19,131	42,122	489,964

(1)Refer to partially forgivable government loans discussed above.
15 - LEASE LIABILITIES
The Company has building leases for office space for corporate and shared service functions, manufacturing facilities and warehouse space for inventory, manufacturing equipment leases (e.g. forklifts, tractor trailers, and storage containers) and automobile leases. Refer to Note 9 for additional information regarding right-of-use-assets.
Each lease generally imposes a restriction that, unless there is a contractual right for the Company to sublet the asset to another party, the right-of-use asset can only be used by the Company. Leases are either non-cancellable or may only be cancelled by incurring a termination fee. Some leases contain an option to purchase the underlying leased asset outright at the end of the lease, or to extend the lease for an additional term. For leases of office buildings and manufacturing facilities the Company must keep the properties in a good state of repair and return the properties in their original condition at the end of the lease. Further, the Company must insure items of property, plant and equipment and incur maintenance fees on such items in accordance with the lease contracts.

Lease liabilities are presented in the consolidated balance sheet under the caption borrowings and lease liabilities current and non-current as follows:

	December 31, 2020	December 31, 2019
	$	$
Lease liabilities (current)	7,088	6,084
Lease liabilities (non-current)	35,034	38,672
	42,122	44,756

Interest expense relating to payments on lease liabilities was approximately $2.7 million and $2.6 million for the years ended December 31, 2020 and 2019, respectively, and is included in interest expense under the caption finance costs (income) in earnings.

As of December 31, 2020, the Company's leases fall into the following categories, by class of right-of-use asset:

Count of leases	Buildings	Manufacturing equipment	Furniture, office equipment and other	Total right-of-use assets
Right-of-use assets leased	35	95	54	184
Leases with extension options	21	42	2	65
Extension options reasonably certain to exercise	11	—	—	11
Leases with options to purchase	1	7	8	16
Purchase options reasonably certain to exercise	1	5	—	6
Leases with variable payments linked to an index	—	30	—	30
Leases with termination options, none of which are reasonably certain to exercise	6	—	1	7

Lease terms on the Company's leasing activities by class of right-of-use asset recognized on the balance sheet are as follows:

	Buildings	Manufacturing equipment	Furniture, office equipment and other
Range of remaining term	2-168 months	3-96 months	1-52 months
Average remaining lease term	54 months	26 months	18 months

Rent expense relating to payments not included in the measurement of lease liabilities was approximately $1.8 million and $3.4 million for the years ended December 31, 2020 and 2019, respectively, and is composed of the following:

	December 31, 2020	December 31, 2019
	$	$
Short-term leases	826	2,298
Leases of low value assets	81	70
Variable lease payments	850	1,025
	1,757	3,393

Refer to the Liquidity section of Note 24 for the disclosure of minimum lease liabilities due.

As of December 31, 2020, the Company had commitments of $1.7 million, respectively, for short-term leases and leases of furniture, office equipment and other which had not yet commenced.

Total cash outflow for leases for the twelve months ended December 31, 2020 and 2019 was $11.0 million and $12.1 million, respectively.
16 - PROVISIONS AND CONTINGENT LIABILITIES
The Company’s current known provisions and contingent liabilities consist of environmental and restoration obligations, termination benefits and litigation.

The reconciliation of the Company’s provisions is as follows:

	Environmental	Restoration	Termination benefits and other	Litigation	Total
	$	$	$	$	$
Balance as of December 31, 2018	1,829	1,568	1,861	1,198	6,456
Additional provisions	—	—	2,274	31	2,305
Amounts used	(311)	—	(3,184)	(273)	(3,768)
Amounts reversed	—	—	—	(192)	(192)
Net foreign exchange differences	6	18	10	—	34
Balance as of December 31, 2019	1,524	1,586	961	764	4,835

Amount presented as current	84	50	868	764	1,766
Amount presented as non-current	1,440	1,536	93	—	3,069
Balance as of December 31, 2019	1,524	1,586	961	764	4,835

Additional provisions	—	80	4,162	258	4,500
Provisions through business acquisitions	—	—	—	100	100
Amounts used	(127)	—	(2,654)	(8)	(2,789)
Amounts reversed	—	—	(52)	—	(52)
Net foreign exchange differences	—	10	48	—	58
Balance as of December 31, 2020	1,397	1,676	2,465	1,114	6,652

Amount presented as current	819	50	2,370	983	4,222
Amount presented as non-current	578	1,626	95	131	2,430
Balance as of December 31, 2020	1,397	1,676	2,465	1,114	6,652

The environmental provision activity during the year ended December 31, 2020, as well as the remaining balance at December 31, 2020, is primarily related to the Columbia, South Carolina facility. The environmental provision activity during the year ended December 31, 2019 pertains primarily to the post-closure activities of the Columbia, South Carolina, Johnson City, Tennessee and Montreal, Quebec manufacturing facilities.
The restoration provision pertains to leases at manufacturing facilities where the Company is obligated to restore the leased properties to the same condition that existed at the lease commencement date. The estimated expenses will not be incurred until the end of the lease terms which, is not in the next twelve months, and only occurs if the lease is not renewed.
Termination benefit activity during the year ended December 31, 2020 relates primarily to employee restructuring initiatives in response to COVID-19 uncertainties. Termination benefits activity during the year ended December 31, 2019 relate primarily to initiatives associated with acquisition integration efforts and the closures of the Montreal, Quebec and Johnson City, Tennessee manufacturing facilities. Refer to Note 4 for additional information on manufacturing facility closures, restructuring and other related charges.
The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable. The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole as of December 31, 2020.
As of December 31, 2020, and 2019, no reimbursements are expected to be received by the Company for any of the provided amounts and there were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.
17 - OTHER LIABILITIES

Other liabilities are composed of the following for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Deferred compensation (1)	3,943	4,049
Deferred income on partially forgivable government loans (2)	2,525	2,412
Interest rate swap agreements (3)	4,025	1,339
Deferred social security tax (4)	3,239	—
Other	1,034	500
	14,766	8,300

(1)Refer to Note 20 for additional information on other long-term employee benefit plans.
(2)Refer to Note 14 for additional information on deferred income on partially forgivable government loans.
(3)Refer to Note 24 for additional information regarding the fair value of interest rate swap agreements.
(4)The Coronavirus, Aid, Relief and Economic Security Act enacted in 2020 allows employers to defer until a future period the deposit and payment of the employer's share of Social Security taxes in the United States. The amount herein represents the long-term portion of these deferred payroll taxes with the short-term portion recorded on the Company’s consolidated balance sheet under the caption accounts payable and accrued liabilities.
18 - CAPITAL STOCK
Authorized
The Company is authorized to issue an unlimited number of common shares without par value.
Class “A” preferred shares, issuable in series, rank in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series. No Class A preferred shares have been issued.
Common Shares
The Company’s common shares outstanding as of December 31, 2020 and 2019, were 59,027,047 and 59,009,685, respectively.

Dividends
Cash dividends paid to shareholders are as follows for each of the years in the three-year period ended December 31, 2020:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 7, 2018	March 30, 2018	$0.14	March 20, 2018	58,807,410	$8,333
May 9, 2018	June 29, 2018	$0.14	June 15, 2018	58,817,410	$8,140
August 10, 2018	September 28, 2018	$0.14	September 14, 2018	58,817,410	$8,214
November 7, 2018	December 28, 2018	$0.14	December 14, 2018	58,867,410	$8,089
March 12, 2019	March 29, 2019	$0.14	March 22, 2019	58,665,310	$8,189
May 8, 2019	June 28, 2019	$0.14	June 14, 2019	58,877,185	$8,352
August 7, 2019	September 30, 2019	$0.1475	September 16, 2019	58,877,185	$8,709
November 8, 2019	December 30, 2019	$0.1475	December 16, 2019	58,939,685	$8,742
March 12, 2020	March 31, 2020	$0.1475	March 23, 2020	59,009,685	$8,807
May 12, 2020	June 30, 2020	$0.1475	June 15, 2020	59,009,685	$8,651
August 12, 2020	September 30, 2020	$0.1475	September 15, 2020	59,009,685	$8,574
November 11, 2020	December 31, 2020	$0.1575	December 16, 2020	59,019,546	$9,354
(1)Aggregate dividend payment amounts presented in the table above are adjusted for the impact of foreign exchange rates on cash payments to shareholders.
Share Repurchases
On July 23, 2020, the Company renewed its normal course issuer bid ("NCIB"), under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2021. As of December 31, 2020 and March 11, 2021, 4,000,000 shares remained available for repurchase under the NCIB. The Company's two previous NCIBs, which each allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 22, 2020 and July 22, 2019, respectively. There were no share repurchases during the year ended December 31, 2020 and 2019.
Information regarding share repurchases during the year ended December 31, 2018 is presented in the table below as of:

December 31, 2018
Common shares repurchased	217,100
Average price per common share including commissions	CDN$ 16.02
Carrying value of the common shares repurchased	$1,296
Share repurchase premium (1)	$1,263
Total purchase price including commissions	$2,559
(1)The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.
Stock options
The Company's prior Executive Stock Option Plan ("ESOP"), which was adopted in 1992 and last ratified on June 4, 2015, elapsed on June 4, 2018. In accordance with the TSX rules, no further grants of stock options have been made under the prior ESOP since June 4, 2018. On March 12, 2019, the Board of Directors adopted a new Executive Stock Option Plan ("2019 ESOP") and on June 6, 2019, shareholders approved the 2019 ESOP at the Company's Annual Meeting of Shareholders.
2019 ESOP (approved on June 6, 2019)
Stock options outstanding under the 2019 ESOP are equity-settled and expire no later than ten years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. Stock options may be granted only to employees and consultants of the Company and its subsidiaries and will vest based on the vesting schedule determined at the discretion of the Board of Directors. All stock options that have been granted under the 2019 ESOP vest one-third on each of the first three anniversaries of the date of grant.

Prior ESOP (elapsed on June 4, 2018)
Stock options outstanding under the prior ESOP are equity-settled and expire no later than ten years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. Stock options granted to key employees and executives vest one-third on each of the first three anniversaries of the date of grant. Stock options granted to directors who are not officers of the Company vest 25% on the grant date and 25% on each of the first three anniversaries of the date of grant.
All stock options granted, under both plans described above, were granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the Company's common shares on the TSX for the day immediately preceding the effective date of the grant.
The changes in number of stock options outstanding were as follows for each of the years in the three-year period ended December 31, 2020:

	2020		2019		2018
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	16.49	1,010,901	14.59	1,009,793	12.29	834,375
Granted	7.94	1,533,183	17.54	392,986	21.76	242,918
Exercised	19.94	(17,362)	12.34	(359,375)	12.04	(67,500)
Forfeited	12.34	(77,500)	15.85	(32,503)	—	—
Balance, end of year	11.25	2,449,222	16.49	1,010,901	14.59	1,009,793

Shares issued upon exercise of stock options during 2020, 2019 and 2018 had a weighted average fair value per share at exercise of $20.11, $13.06 and $14.19, respectively.
The following table summarizes information about stock options outstanding and exercisable for each of the years in the three-year period ended December 31, 2020:

	Options outstanding			Options exercisable
Range of exercise prices (CDN$)	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2020
$7.94	1,533,183	6.76	7.94	—	—
$12.04 to $12.55	320,000	2.82	12.30	320,000	12.30
$17.54	362,982	5.67	17.54	115,994	17.54
$21.76	233,057	4.71	21.76	152,084	21.76
	2,449,222	5.89	11.25	588,078	15.78
December 31, 2019
$12.04 to $12.55	397,500	3.13	12.30	397,500	12.30
$17.54	370,483	6.62	17.54	—	—
$21.76	242,918	5.61	21.76	80,973	21.76
	1,010,901	5.01	16.49	478,473	13.90
December 31, 2018
$12.04 to $12.14	386,250	2.18	12.05	386,250	12.05
$12.55 to $14.34	380,625	2.88	12.59	380,625	12.59
$21.76	242,918	6.61	21.76	—	—
	1,009,793	3.51	14.59	766,875	12.32

The weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model. The following table summarizes information about the weighted average fair value of stock options granted during each of the years in the three-year period ending December 31, 2020, including the weighted average assumptions used in the model:

	December 31, 2020	December 31, 2019	December 31, 2018
Weighted average fair value of stock options granted	$0.44	$2.21	$3.65
Weighted average model assumptions:
Expected life	5.5 years	4.9 years	4.8 years
Expected volatility (1)	34.18%	29.79%	32.09%
Risk-free interest rate	0.75%	1.44%	2.05%
Expected dividends	10.79%	4.27%	3.30%
Stock price at grant date	CDN$ 7.94	CDN$ 17.54	CDN$ 21.76
Exercise price of awards	CDN$ 7.94	CDN$ 17.54	CDN$ 21.76
Foreign exchange rate USD to CDN	1.4526	1.3380	1.2809
(1)Expected volatility was calculated by applying a weighted average of the daily closing price on the TSX for a term commensurate with the expected life of the grant.
Restricted Share Units
On March 7, 2018, the Board of Directors approved the addition of RSUs as an available cash-settled award type. A RSU is a right to receive a cash payment equal to the five trading days VWAP of the Company’s common shares on the TSX immediately preceding a date specified in the grant terms after completion of time-based vesting conditions. The purpose of a RSU is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. RSUs accrue dividend equivalents which are paid in cash at the end of the vesting period. A dividend equivalent is calculated as the number of settled RSUs multiplied by the amount of cash dividends per share declared and paid by the Company between the date of grant and the settlement date.
The following table summarizes information about RSUs for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
RSUs granted	281,326	120,197	113,047
Weighted average fair value per RSU granted	$6.07	$13.74	$16.29
RSUs forfeited	8,643	7,412	1,228
The following table summarizes information about RSUs outstanding as of:

	December 31, 2020	December 31, 2019
RSUs outstanding	497,287	224,604
Weighted average fair value per RSU outstanding	$18.91	$12.67
Performance Share Units

A PSU is a right that has a value equal to the five trading days VWAP of the Company's common shares on the TSX immediately preceding a date specified in the grant terms. The purpose of a PSU is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. Grants of PSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. PSUs accrue dividend equivalents which are paid in cash at the settlement date. A dividend equivalent is calculated as the number of settled PSUs multiplied by the amount of cash dividends per share declared and paid by the Company between the date of grant and the settlement date.

Grant details for PSUs granted prior to December 31, 2017:

The number of PSUs granted prior to December 31, 2017 that will be eligible to vest can range from 0% to 150% of the Target Shares ("Target Shares" reflects 100% of the PSUs granted) based on the Company's total shareholder return ("TSR") ranking relative to a specified peer group of companies (the "Peer Group") over the measurement period as outlined in the table below:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
76th percentile or higher	150%
51st-75th percentile	100%
25th-50th percentile	50%
Less than the 25th percentile	0%

The performance and vesting period is the period from the date of grant through the third anniversary of the date of grant. The PSUs are expensed over the vesting period.

On August 7, 2019, the Board of Directors amended the terms of the PSU awards granted in 2017 only to modify the performance adjustment factor specific to the TSR ranking relative to the Peer Group over the performance measurement period. The amendment was intended to align the performance adjustment factors with the market practice of interpolating as well as the recent practice of the Company. As amended, the TSR performance adjustment factor is determined as follows (interpolated on a straight-line basis):

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
75th percentile or above	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
Grant details for PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2017 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and
•50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.
Grant details for PSUs granted subsequent to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2019 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•25% based on the Company's TSR ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (the "Index Group") over the measurement period as set out in the table below;
•25% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and
•50% based on the Company's ROIC Performance as set out in the table below.

The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Index Group/Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%
The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above are interpolated on a straight-line basis.
The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.
The following table summarizes information about PSUs for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
PSUs granted	694,777	291,905	284,571
Weighted average fair value per PSU granted	$5.59	$14.28	$17.84
PSUs forfeited/cancelled	25,923	23,739	16,053
PSUs cancelled by performance factor (1)	346,887	401,319	2,125
PSUs settled	—	—	335,465
Weighted average fair value per PSU settled	$—	$—	$15.87
Cash payment on settlement	$—	$—	$5,863
(1)The table below provides further information regarding the PSUs settled included in the table above. The number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125
March 21, 2016	March 21, 2019	371,158	—%	—
December 20, 2016	December 20, 2019	30,161	—%	—
March 20, 2017	March 20, 2020	346,887	—%	—

The weighted average fair value of PSUs granted in the three-year period ended December 31, 2020 were based 50% on the VWAP of the Company's common shares on the TSX for the five trading days immediately preceding the grant date and 50% based on a Monte Carlo simulation model implemented in a risk-neutral framework considering the assumptions presented in the following table:

	2020	2019	2018
5 day VWAP at grant date	CDN$ 8.63	CDN$ 18.31	CDN$ 21.22
Monte Carlo simulation model assumptions:
Expected life	3 years	3 years	3 years
Expected volatility (1)	36%	25%	30%
US risk-free interest rate	0.3%	2.36%	2.43%
Canadian risk-free rate	0.59%	1.6%	1.96%
Expected dividends (2)	CDN$ 0.00	CDN$ 0.00	CDN$ 0.00
Performance period starting price (3)	CDN$ 16.25	CDN$ 16.36	CDN$ 21.13
Stock price as of estimation date	CDN$ 7.24	CDN$ 18.06	CDN$ 20.59

(1)Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared and paid by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.
(3)The performance period starting price is measured as the VWAP for the common shares of the Company on the TSX on the grant date.
The following table summarizes information about PSUs outstanding as of:

	December 31, 2020	December 31, 2019
PSUs outstanding	1,223,053	901,086
Weighted average fair value per PSU outstanding	$28.53	$8.09
Based on the Company’s performance adjustment factors as of December 31, 2020, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2020, would be as follows:

Grant Date	Performance
March 21, 2018	155.7%
March 21, 2019	138.2%
March 23, 2020	168.7%
Deferred Share Unit Plan
DSUs are granted to non-executive directors as a result of an annual grant, in lieu of dividends and/or in lieu of cash for semi-annual directors’ fees and must be retained until the director leaves the Company’s Board of Directors. The purpose of a DSU is to tie a portion of the value of the compensation of non-executive directors to the future value of the Company's common shares. A DSU is a right that has a value equal to the five trading days VWAP of the Company's common shares on the TSX immediately preceding a date specified in the grant terms.
The following table summarizes information about DSUs for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
DSUs granted	115,114	72,434	69,234
Weighted average fair value per DSU granted	$10.26	$13.83	$14.75
DSUs settled	—	—	37,668
Weighted average fair value per DSU settled	$—	$—	$14.50
Cash payments on DSUs settled	$—	$—	$546

The following table summarizes information about DSUs outstanding as of:

	December 31, 2020	December 31, 2019
DSUs outstanding	386,541	271,427
Weighted average fair value per DSU outstanding	$18.91	$12.67
Stock Appreciation Rights
SAR awards are for directors, executives and other designated employees of the Company. A SAR is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the TSX on the date of exercise. SARs are settled only in cash and expire no later than ten years after the date of the grant. All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which a SAR is granted. SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. SARs granted to directors who are not officers of the Company will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years. SARs were granted only in 2012 with a base price of CDN$7.56.
There were no SARs outstanding as of and since December 31, 2018. The SAR Plan was terminated in 2020.
The following table summarizes information regarding SARs activity for the year ended December 31, 2018:

2018
SARs exercised	147,500
Cash payments on exercise	$1,481

Summary of Share-based Compensation Expense and Share-based Compensation Liabilities
The following table summarizes share-based compensation expense (benefit) recorded in earnings in SG&A for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Stock options	738	701	467
PSUs	14,829	(2,057)	866
DSUs	3,819	914	230
RSUs	3,493	943	448
SARs	—	—	(97)
	22,879	501	1,914

The following table summarizes share-based liabilities recorded in the consolidated balance sheets for the years ended:

	December 31, 2020	December 31, 2019
Share-based compensation liabilities, current	$	$
PSUs (1)	8,446	1,291
DSUs (2)	7,354	3,457
RSUs	1,969	200
	17,769	4,948

Share-based compensation liabilities, non-current
PSUs (1)	10,743	3,055
RSUs	2,921	1,192
	13,664	4,247

(1)     Includes dividend equivalents accrued on awards.
(2)    Includes dividend equivalent grants.

Change in Contributed Surplus
The following table summarizes the activity in the consolidated changes in equity under the caption contributed surplus for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Change in excess tax benefit on exercised share-based awards	—	(38)	(7)
Change in excess tax benefit on outstanding share-based awards	5,306	21	(737)
Share-based compensation expense credited to capital on options exercised	(50)	(976)	(179)
Share-based compensation expense for stock options	738	701	467
Increase (decrease) in contributed surplus	5,994	(292)	(456)
19 - BUSINESS ACQUISITION
Nortech Packaging Acquisition
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") for an aggregate purchase price of $46.5 million, net of cash balances acquired ("Nortech Acquisition"). This amount includes potential earn-out consideration of up to $12.0 million, contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. Refer to Note 24 for further discussion of this financial liability and inputs used in management's estimation of fair value. The initial purchase price amount paid was financed using funds available under the Company's revolving credit facility.
Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging.
Excluding working capital adjustments, cash balances acquired and the contingent consideration noted above, the purchase price was $36.5 million. As of December 31, 2020, the former owners of Nortech have in escrow approximately $4.7 million related to customary representations, warranties and covenants in the asset purchase agreement, which contains customary indemnification provisions. The transaction is being accounted for using the acquisition method of accounting.

The net cash consideration paid on the closing date for the acquisition described above was as follows:

February 11, 2020
$
Consideration paid in cash	36,188
Estimated fair value of contingent consideration (1)	10,806
Consideration transferred	46,994
Less: cash balances acquired	484
Consideration transferred, net of cash acquired	46,510
(1)The gross contractual contingent consideration amount of $12.0 million is included in the gross consideration total at its net present value when the contingency was entered into on the date of acquisition, which is discounted over two years using a discount rate of 5.38%. As of December 31, 2020, management continues to believe that the absence of any future payment toward the contingent consideration obligation is probable due to the macroeconomic events and uncertainty related to the COVID-19 pandemic that have transpired since the date of the acquisition. Refer to Note 24 for further discussion of this financial liability and inputs used in management's estimation of fair value.
The fair values of net identifiable assets acquired at the date of acquisition were as follows:

February 11, 2020
$
Current assets
Cash	484
Trade receivables (1)	2,749
Inventories	5,123
Other current assets	199
Property, plant and equipment	921
Intangible assets	21,519
30,995
Current liabilities
Accounts payable and accrued liabilities	9,493
Borrowings and lease liabilities, current	143
Borrowings and lease liabilities, non-current	5
9,641
Fair value of net identifiable assets acquired	21,354
(1)The gross contractual amounts receivable were $3.2 million. As of December 31, 2020, the Company has collected approximately $2.9 million of the outstanding trade receivables, with $0.3 million expected to remain uncollected.
The fair value of goodwill at the date of acquisition was as follows:

February 11, 2020
$
Consideration transferred	46,994
Less: fair value of net identifiable assets acquired	21,354
Goodwill	25,640
Goodwill recognized is primarily related to growth expectations, revenue synergies, and expected future profitability. The Company expects all of the recorded goodwill to be deductible for income tax purposes.
The Nortech Acquisition’s impact on the Company’s consolidated earnings was as follows:

February 12 through December 31, 2020
$
Revenue	11,674
Net loss	2,103

Had the Nortech Acquisition been effective as of January 1, 2020, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2020
$
Revenue	16,424
Net loss	1,332
The Company's acquisition-related costs of $0.8 million are excluded from the consideration transferred. Approximately $0.1 million and $0.7 million of these costs are included in the Company’s consolidated earnings, primarily in selling, general and administrative expenses for the years ended December 31, 2020 and 2019, respectively.
20 - PENSION, POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEE BENEFIT PLANS
The Company has several contributory and non-contributory defined contribution plans and defined benefit plans for substantially all its employees in Canada and the US.
Defined contribution plans
In the US, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. Among investment options available to participants is a common trust fund that holds cash and common shares of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.
The Company also contributes to multi-employer plans for employees covered by certain collective bargaining agreements.
In Canada, the Company maintains defined contribution pension plans for certain employees and contributes amounts equal to up to 4% of each participant’s eligible salary. Among investment options available to participants is a common trust fund that holds cash and common shares of the Company.
The amount expensed with respect to the defined contribution plans for the years ended December 31, was $6.8 million in 2020, $7.1 million in 2019 and $3.5 million in 2018.
Defined benefit plans
The Company has, in the US, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.
In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit per month for each year of service.
In the US, the Company provides group health care benefits to certain eligible retired employees. In Canada, the Company provides group health care, dental and life insurance benefits for certain eligible retired employees.
All defined benefit plans described above are closed to new entrants.
Supplementary executive retirement plans
The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in amounts ranging from $0.2 million to $0.6 million, annually.
Other long-term employee benefit plans
In the US, the Company provides a deferred compensation plan to certain employees. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. As of December 31, 2020 and 2019, the deferred compensation plan assets totalled $5.7 million and $4.0 million, respectively, and are presented in other assets in the consolidated balance sheets. As of December 31, 2020 and 2019, the deferred compensation plan liabilities totalled $5.6 million and $4.0 million, respectively, and are presented in the consolidated balance sheets under the captions accounts payable and accrued liabilities for amounts expected to settle in the next twelve months and other liabilities for amounts not expected to settle in the next twelve months.
Governance and oversight
The defined contribution and defined benefit pension plans sponsored by the Company are subject to the requirements of the Employee Retirement Income Security Act and related legislation in the US and the Canadian Income Tax Act and provincial legislation in Ontario and Nova Scotia. In addition, all actuarial computations related to defined benefit plans are based on actuarial assumptions and methods determined in accordance with the generally recognized and accepted actuarial principles and practices prescribed by the Actuarial Standards Board, the American Academy of Actuaries and the Canadian Institute of Actuaries.
Minimum funding requirements are computed based on methodologies and assumptions dictated by regulation in the US and Canada. The Company’s practice is to fund at least the statutory minimum required amount for each defined benefit plan’s plan year. However, the Company may make additional discretionary contributions as deemed necessary.
The Company’s Retirement Plans Committee, composed of management and benefits personnel, makes investment decisions for the Company’s pension plans. The asset liability matching strategy of the pension plans and plan asset performance is reviewed at least semi-annually in terms of risk and return profiles with external investment management advisors, actuaries and plan trustees. The Committee, together with external investment management advisors, actuaries and plan trustees, has established a target mix of equity, fixed income, and alternative securities based on funded status level and other variables of each defined benefit plan.
The assets of the funded or partially funded defined benefit pension plans are held separately from those of the Company in funds under the control of trustees.
Information Relating to the Various Benefit Plans
A reconciliation of the defined benefit obligations and plan assets is presented in the table below for the years ended:

	Pension plans		Other plans
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	91,148	80,696	2,907	2,780
Current service cost	1,132	1,036	62	60
Interest cost	2,701	3,228	80	106
Benefits paid	(4,456)	(5,476)	(78)	(70)
Actuarial (gains) losses from demographic assumptions	(666)	(542)	(4)	17
Actuarial losses from financial assumptions	9,561	10,924	105	209
Experience losses (gains)	282	692	(88)	(273)
Foreign exchange rate adjustment	507	590	34	78
Balance, end of year	100,209	91,148	3,018	2,907
Fair value of plan assets
Balance, beginning of year	79,003	68,578	—	—
Interest income	2,297	2,713	—	—
Return on plan assets (excluding amounts included in net interest expense)	8,494	11,789	—	—
Contributions by the employer	1,051	1,261	78	—

	Pension plans		Other plans
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	$	$	$	$
Benefits paid	(4,456)	(5,476)	(78)	—
Administration expenses	(379)	(422)	—	—
Foreign exchange rate adjustment	415	560	—	—
Balance, end of year	86,425	79,003	—	—
Funded status – deficit	13,784	12,145	3,018	2,907
The defined benefit obligations and fair value of plan assets broken down by geographical locations is as follows for the years ended:

	December 31, 2020
	US	Canada	Total
	$	$	$
Defined benefit obligations	81,883	21,344	103,227
Fair value of plan assets	(69,649)	(16,776)	(86,425)
Deficit in plans	12,234	4,568	16,802

	December 31, 2019
	US	Canada	Total
	$	$	$
Defined benefit obligations	75,571	18,484	94,055
Fair value of plan assets	(63,877)	(15,126)	(79,003)
Deficit in plans	11,694	3,358	15,052
The defined benefit obligations for pension plans broken down by funding status are as follows for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Wholly unfunded	13,460	12,187
Wholly funded or partially funded	86,749	78,961
Total obligations	100,209	91,148
A reconciliation of pension and other post-retirement benefits recognized in the consolidated balance sheets is as follows for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Pension Plans
Present value of the defined benefit obligations	100,209	91,148
Fair value of the plan assets	86,425	79,003
Deficit in plans	13,784	12,145
Assets recognized in Other assets	3,024	1,966
Liabilities recognized	16,808	14,111
Pension benefits recognized in balance sheets	13,784	12,145
Other plans
Present value of the defined benefit obligations and deficit in the plans	3,018	2,907
Liabilities recognized	3,018	2,907
Total plans
Total assets recognized in Other assets	3,024	1,966
Total liabilities recognized	19,826	17,018
Total pension and other post-retirement benefits recognized in balance sheets	16,802	15,052

The composition of plan assets based on the fair value was as follows for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Asset category
Cash	78	110
Equity instruments	14,838	13,753
Fixed income instruments	71,509	65,140
Total	86,425	79,003
Approximately 100% of equity and fixed income instruments as of December 31, 2020 and 2019, respectively, were held in mutual funds or pooled separate accounts valued at net asset value ("NAV") provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Units of participation in pooled separate accounts invested in mutual funds and common stock, are valued based on the NAV of the underlying investments held in the pooled separate accounts at year-end. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.
The following tables present the defined benefit expenses recognized in consolidated earnings for each of the years in the three-year period ended December 31, 2020:

	Pension plans			Other plans
	2020	2019	2018	2020	2019	2018
	$	$	$	$	$	$
Current service cost	1,132	1,036	1,193	62	60	44
Administration expenses	379	422	611	—	—	—
Net interest expense	404	515	814	80	106	106
Net costs recognized in the statement of consolidated earnings	1,915	1,973	2,618	142	166	150

	Total plans
	2020	2019	2018
	$	$	$
Current service cost	1,194	1,096	1,237
Administration expenses	379	422	611
Net interest expense	484	621	920
Net costs recognized in the statement of consolidated earnings	2,057	2,139	2,768
The table below presents the defined benefit liability or asset remeasurement recognized in OCI for each of the years in the three-year period ended December 31, 2020:

	Pension plans			Other plans
	2020	2019	2018	2020	2019	2018
	$	$	$	$	$	$
Actuarial gains (losses) from demographic assumptions	666	542	163	4	(17)	(21)
Actuarial (losses) gains from financial assumptions	(9,561)	(10,924)	5,186	(105)	(209)	210
Experience (losses) gains	(282)	(692)	(266)	88	273	113
Return on plan assets (excluding amounts included in net interest expense)	8,494	11,789	(2,369)	—	—	—
Total amounts recognized in OCI	(683)	715	2,714	(13)	47	302
The Company currently expects to contribute a total of $1.1 million to its defined benefit pension plans and $0.3 million to its health and welfare plans in 2021.
The weighted average duration of the defined benefit obligations as of December 31, 2020 and 2019 is 13 years for US plans and 18 years for Canadian plans, for both periods.

The significant weighted average assumptions which were used to measure defined benefit obligations are as follows for the years ended:

	US plans		Canadian plans
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Discount rate
Pension plans (end of the year) (1)	2.15%	2.98%	2.55%	3.15%
Pension plans (current service cost) (2)	3.10%	4.13%	3.20%	4.10%
Other plans (end of the year) (1)	1.65%	2.60%	2.55%	3.15%
Other plans (current service cost) (2)	2.82%	3.91%	3.20%	4.10%
Life expectancy at age 65 (in years) (3)
Current pensioner - Male	19	20	22	22
Current pensioner - Female	21	22	25	25
Current member aged 45 - Male	21	21	23	23
Current member aged 45 - Female	23	23	26	26
(1)Represents the discount rate used to calculate the accrued benefit obligation at the end of the year and applied to other components such as interest cost in the following year.
(2)Represents the discount rate used to calculate annual service cost.
(3)Utilizes mortality tables issued by the Society of Actuaries and the Canadian Institute of Actuaries.

Significant actuarial assumptions for defined benefit obligation measurement purposes are the discount rate and mortality rate. The sensitivity analysis below has been determined based on reasonably possible changes in the assumptions, in isolation from one another, occurring at the end of the reporting period. This analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the assumptions would occur in isolation from one another as some of the assumptions may be correlated. An increase or decrease of 1% in the discount rate or an increase or decrease of one year in mortality rate would result in the following increase (decrease) in the defined benefit obligations:

	December 31, 2020	December 31, 2019
	$	$
Discount rate
Increase of 1%	(12,590)	(11,157)
Decrease of 1%	15,637	13,812
Mortality rate
Life expectancy increased by one year	3,491	2,891
Life expectancy decreased by one year	(3,588)	(3,155)

21 - SUPPLEMENTAL DISCLOSURES BY GEOGRAPHIC LOCATION AND PRODUCT LINE
The following table presents geographic information about revenue attributed to countries based on the location of external customers for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Revenue
Canada	119,287	104,842	96,434
Germany	25,387	26,082	24,361
United States	966,729	923,239	834,989
Other	101,625	104,356	97,235
Total revenue	1,213,028	1,158,519	1,053,019

The following table presents geographic information about long-lived assets by country based on the location of the assets for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Property, plant and equipment
Canada	34,984	36,855
India	54,518	57,857
Portugal	24,720	23,880
United States	300,950	296,719
Other	42	—
Total property, plant and equipment	415,214	415,311
Goodwill
Canada	12,309	12,032
India	26,905	27,606
United States	93,680	68,039
Total goodwill	132,894	107,677
Intangible assets
Canada	13,167	13,595
India	12,389	15,530
United States	98,718	85,924
Total intangible assets	124,274	115,049
Other assets
Canada	165	205
India	192	22
Portugal	34	33
United States	12,919	10,258
Total other assets	13,310	10,518
The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Revenue
Tape	713,781	666,571	672,856
Film	181,180	184,398	184,743
Engineered coated products	159,933	162,955	126,973
Protective packaging	152,710	135,605	57,070
Other	5,424	8,990	11,377
	1,213,028	1,158,519	1,053,019

22 - RELATED PARTY TRANSACTIONS
The Company’s key personnel include all non-executive directors on the Board (ten in 2020, eight in 2019 and seven in 2018) and senior executive level members of management (eight in 2020, six in 2019 and 2018). Key personnel remuneration includes the following expenses for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	8,845	6,124	5,080
Post-employment and other long-term benefits	593	604	205
Share-based compensation expense (1)	12,894	1,152	1,154
Total remuneration	22,332	7,880	6,439

(1)    The table above does not include amounts recognized in deficit for share-based compensation arising as a result of the amendments to the DSU and PSU plans.
23 - COMMITMENTS
Commitments Under Service Contracts
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company has reduced the overall cost of electricity consumed by the facility and expects to continue to do so until contract expiration. The service contract required the Company to pay for unrecovered power supply costs incurred by the supplier in the event of early termination, declining monthly based on actual service billings to date. As of December 31, 2020, the Company has fulfilled its commitment under the contract and would not be subject to termination penalties in the event of cancellation.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.7 million annually in 2021 through 2023 and $1 million for the total billings expected over the remainder of the contract up to 2024. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $2.4 million as of December 31, 2020. This amount is expected to decline annually until the expiration of the contract assuming there are insignificant fluctuations in kilowatt hour peak demand.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2024 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $7.7 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
Commitments to Suppliers
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2020, the Company had on hand $5.9 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2021 totaling approximately $9.9 million as of December 31, 2020. Subsequent to December 31, 2020, the Company entered into an agreement with a raw material supplier to purchase raw materials at a fixed rate from September 2021 through December 2022, totaling approximately $7.1 million. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future.
24 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The classification of financial instruments, as well as their carrying amounts, are as follows for the years ended:

	Amortized cost	Fair value through earnings	Derivatives used for hedging (fair value through OCI)
	$	$	$
December 31, 2020
Financial assets
Cash	16,467	—	—
Trade receivables	162,235	—	—
Supplier rebates and other receivables	4,627	—	—
Total financial assets	183,329	—	—
Financial liabilities
Accounts payable and accrued liabilities (1)	140,011	—	—
Interest rate swap agreements	—	—	4,025
Borrowings (2)	447,842	—	—
Non-controlling interest put options	—	15,758	—
Total financial liabilities	587,853	15,758	4,025

December 31, 2019
Financial assets
Cash	7,047	—	—
Trade receivables	133,177	—	—
Supplier rebates and other receivables	3,584	—	—
Total financial assets	143,808	—	—
Financial liabilities
Accounts payable and accrued liabilities (1)	115,501	—	—
Interest rate swap agreements	—	—	1,339
Borrowings (2)	464,054	—	—
Non-controlling interest put options	—	13,634	—
Total financial liabilities	579,555	13,634	1,339

(1)Excludes employee benefits and taxes payable
(2)Excludes lease liabilities

Total interest expense (calculated using the effective interest method) for financial assets or financial liabilities that are not at fair value through earnings are as follows for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Interest expense calculated using the effective interest rate method	27,243	31,040	19,020

Hierarchy of financial instruments
The Company categorizes its financial instruments into a three-level fair value measurement hierarchy as follows:
Level 1: The fair value is determined directly by reference to unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2: The fair value is estimated using a valuation technique based on observable market data, either directly or indirectly.
Level 3: The fair value is estimated using a valuation technique based on unobservable data.
The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and are consistent with accepted economic methods for pricing financial instruments. There were no transfers between Level 1 and Level 2 in 2020 or 2019.
The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of fair value given their short maturity periods:
•cash
•trade receivables
•supplier rebates and other receivables
•accounts payable and accrued liabilities (excluding employee benefits and taxes payable)
Borrowings (Excluding Lease Liabilities)
The company's borrowings, other than the Senior Unsecured Notes discussed below, consist primarily of variable rate debt. The corresponding fair values are estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing. Accordingly, the carrying amounts are considered to be a reasonable approximation of the fair values.
The fair value of the Company's Senior Unsecured Notes is based on the trading levels and bid/offer prices observed by a market participant. As of December 31, 2020 and 2019, the Senior Unsecured Notes had a carrying value, including unamortized debt issuance cost, of $246.2 million and $245.7 million, respectively, and a fair value of $265.4 million and $264.7 million, respectively.
As of December 31, 2020, and 2019, the Company categorizes its borrowings as Level 2 on the three-level fair value hierarchy.
Refer to Note 14 for additional information on borrowings.
Interest Rate Swap Agreements
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.
As of December 31, 2020 and 2019, the Company categorizes its interest rate swaps as Level 2 on the three-level fair value hierarchy.
Non-controlling interest put options
The Company is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders of the Company's 55% controlling ownership stake in Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise. Finalization of the acquisition resulted in the initial recognition of $10.9 million in present obligations recorded in non-controlling interest put options, and a corresponding reduction of equity on the consolidated balance sheet as of December 31, 2018.
During the years ended December 31, 2020 and 2019, the fair market valuation of the obligation was reassessed by management resulting in a $2.5 million and $3.3 million increase in the liability, respectively, and a corresponding loss recorded in finance costs (income) in other (income) expense, net. As of December 31, 2020 and 2019, the amounts recorded on the consolidated balance sheets for this obligation are $15.8 million and $13.6 million, respectively.
The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. These estimations are intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The estimation as of December 31, 2020 was calculated using significant unobservable inputs including estimations of undiscounted future annual cash inflows ranging between approximately $1.5 million and $5.0 million. The estimation as of December 31, 2019 was calculated using significant unobservable inputs including estimations of undiscounted future annual cash inflows ranging from $2.0 million and $5.0 million. A discount rate of 11% was used, which the Company believes to be commensurate with the risks inherent in the ownership interest as of December 31, 2020 and 2019. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could have resulted in a higher or lower fair value measurement.
A reconciliation of the carrying amount of non-controlling interest put options follows for the years ended December 31, 2020 and 2019:

Non-controlling interest put options
$
Balance as of December 31, 2018	10,499
Foreign exchange	(204)
Valuation adjustment made to non-controlling interest put options	3,339
Balance as of December 31, 2019	13,634
Foreign exchange	(346)
Valuation adjustment made to non-controlling interest put options	2,470
Balance as of December 31, 2020	15,758
Contingent Consideration
In connection with the Nortech Acquisition, the Company may be required to pay additional consideration to the former owners of Nortech contingent upon the achievement of certain designated financial metrics following a measurement period as specified in the asset purchase agreement.

The Company categorizes this contingent consideration as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. The Company measures the fair value of its contingent consideration by estimating the present value of probable future net cash outflows from the settlement of the earnout related provisions contained within the asset purchase agreement. These provisions require the Company to pay up to $12.0 million to the former owners of Nortech should the acquired assets generate in excess of certain profit thresholds as defined in the asset purchase agreement, measured over the two-year period following the date of acquisition.

As of the date of the Nortech Acquisition, management deemed it probable that the entire amount of contingent consideration would be paid after the two-year anniversary of the acquisition date, and therefore recorded a $10.8 million financial liability in the opening balance sheet for Nortech, representing the discounted net present value of the $12.0 million potential obligation.

During the second quarter of 2020, however, management concluded that any payment toward this obligation was no longer probable due to the impact of, and macroeconomic events resulting from, COVID-19 and the continued uncertainty surrounding the pandemic. As a result, the Company recorded an adjustment to the related liability in the amount of $11.0 million, with an off-setting gain (net of accretion expense) recorded in finance costs (income) in other (income) expense, net. As of December 31, 2020, management continues to believe that any amount of payment toward this obligation is not probable for the same reasons and, therefore, the Company continues to estimate the fair value of the obligation to be nil. The fair value of the contingent consideration will continue to be reassessed at each reporting date with any changes to be recognized in earnings in finance costs (income) in other (income) expense, net.

The fair value estimations as of the date of the acquisition and as of December 31, 2020 were calculated using significant unobservable inputs including estimations of undiscounted future net cash flows (as measured according to the asset purchase agreement) to be generated by Nortech, which management had previously estimated as of the date of the acquisition to be in excess of $12.5 million over the two-year period following the date of acquisition, but now estimates as of December 31, 2020 to be less than $11.8 million, which represents the minimum threshold for the additional consideration payment according to the asset purchase agreement. A discount rate of 5.38% was used in estimating the net present value of the estimated future cash outflows which represents the Company's estimated incremental borrowing rate as of the date of acquisition and through the date of maturity of the obligation. The fair value of the liability is sensitive to changes in projected profits and thereby, future cash outflows, and the discount rate applied to those future cash outflows, which could have resulted in a higher or lower fair value measurement.
A reconciliation of the carrying amount of contingent consideration follows for the year ended December 31, 2020:

Contingent Consideration
$
Balance as of December 31, 2019	—
Contingent consideration recorded as a result of the Nortech Acquisition	10,806
Increases resulting from net present value discounting	199
Fair value adjustment recorded in finance costs (income)	(11,005)
Balance as of December 31, 2020	—
Refer to Note 19 for more information regarding business acquisitions.
Exchange Risk
The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
The following table details the Company’s sensitivity to a 10% strengthening of other currencies against the US dollar, and the related impact on finance costs (income) - other (income) expense, net. For a 10% weakening of the other currencies against the US dollar, there would be an equal and opposite impact on finance costs (income) - other (income) expense, net.
The estimated increase (decrease) to finance cost (income) - other (income) expense, net from financial assets and financial liabilities resulting from a 10% strengthening of other currencies against the US dollar, everything else being equal, would be as follows as of December 31:

	2020	2019
	USD$	USD$
Canadian dollar	(3,786)	482
Euro	(125)	(110)
Indian Rupee	(2,525)	(1,089)
	(6,436)	(717)
The Company's primary strategy to minimize its risk of foreign currency exposure is to ensure that the Financial Risk Management Committee:
•monitors the Company's exposures and cash flows, taking into account the large extent of naturally offsetting exposures,
•considers the Company's ability to adjust its selling prices due to foreign currency movements and other market conditions, and
•considers borrowing under available debt facilities in the most advantageous manner, after considering interest rates, foreign currency exposures, expected cash flows and other factors.

Hedge of net investment in foreign operations
A foreign currency exposure arises from the Parent Company’s net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary.
In 2018, the Parent Company completed the private placement of its USD denominated Senior Unsecured Notes which resulted in additional equity investments in IPG (US) Holdings Inc. The Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
Gains or losses on the retranslation of this borrowing are transferred to OCI to offset any gains or losses on translation of the net investment in the subsidiary. The Senior Unsecured Notes are included as a liability in the borrowings line on the consolidated balance sheets.
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. The Company has established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedge risk component. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the outstanding amount of the Senior Unsecured Notes. Hedge ineffectiveness is recorded in finance costs (income) in other (income) expense, net. To assess hedge effectiveness, the Parent Company determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the Senior Unsecured Notes that is attributable to a change in the current exchange rate, with changes in the investment in the foreign operation that are attributable to a change in the current exchange rate.

The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows for the years ended December 31:

	2020	2019
	$	$
Gain from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	6,488	11,214
Gain from Senior Unsecured Notes recognized in OCI	6,488	10,280
Gain from hedge ineffectiveness recognized in earnings in finance costs (income) in other (income) expense, net	—	911
Foreign exchange gains recognized in cumulative translation adjustments in the statement of changes in equity	—	23
Deferred tax expense on change in value of the Senior Unsecured Notes recognized in OCI	(764)	(45)

The notional and carrying amounts of the Senior Unsecured Notes are as follows as of:

	December 31, 2020	December 31, 2019
	$	$
Notional Amount	250,000	250,000
Carrying Amount	246,236	245,681

The amounts related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, are as follows for the years ended December 31:

	2020	2019
	$	$
Loss from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	(6,488)	(10,280)

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, is as follows as of:

	December 31, 2020	December 31, 2019
	$	$
Cumulative gain included in foreign currency translation reserve in OCI	7,347	859

Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate borrowings. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s primary strategy to minimize exposure associated with variable rate borrowings is to ensure the Financial Risk Management Committee monitors the Company’s amount of variable rate borrowings, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR based cash flows. To help accomplish this objective, the Company enters into interest rate swap agreements.
The Company was party to the following interest rate swap agreements which are qualifying cash flow hedges designated as hedging instruments as of December 31, 2020 and 2019:

Effective Date	Maturity	Notional amount $	Settlement	Fixed interest rate paid %
June 8, 2017	June 20, 2022	40,000	Monthly	1.79
August 20, 2018	August 18, 2023	60,000	Monthly	2.045
Additionally, on November 18, 2019 an interest rate swap agreement with a notional amount of $40.0 million and fixed interest rate of 1.61%, which was considered a non-qualifying cash flow hedge, matured and was settled in full and on December 12, 2019, and an interest rate swap agreement with a notional amount of CDN $36.0 million and fixed interest rate of 1.6825%, which was considered a qualifying cash flow hedge, matured and was also settled in full.
The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. If the underlying interest rate swap agreement is a qualifying cash flow hedge, these payments are recorded as an adjustment of interest expense on the hedged debt instruments and the related amount payable to or receivable from counterparties is included as an adjustment to accrued interest. Cash payments related to non-qualifying cash flow hedges are recorded as a reduction of the fair value of the corresponding interest rate swap agreement recognized in the balance sheet, which indirectly impacts the change in fair value recorded in earnings.
There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate swap match the terms of the corresponding variable rate borrowing and it is expected that the value of the interest rate swap contracts and the value of the corresponding hedged items will systematically change in the opposite direction in response to movements in the underlying interest rates. The Company has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. The main source of hedge ineffectiveness which could exist in these hedge relationships is the effect of the counterparty and the Company’s own credit risk on the fair value of the interest rate swap contracts, which is not reflected in the fair value of the hedged item attributable to the change in interest rates.
The Company elects to use the hypothetical derivative methodology to measure the ineffectiveness of its hedging relationships in a given reporting period to be recorded in earnings. Under the hypothetical derivative method, the actual interest rate swaps would be recorded at fair value on the balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swaps or the cumulative change in the fair value of the hypothetical derivatives. The determination of the fair values of both the hypothetical derivative and the actual interest rate swaps will use discounted cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs (income) in other (income) expense, net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swaps over the cumulative change in the fair value of the hypothetical derivatives. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.

The following table summarizes activity related to interest rate swap agreements designated as hedging instruments for the years ended December 31:

	2020	2019
	$	$
Loss from change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI (1)	(2,685)	(3,416)
Deferred tax benefit on change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI	658	359
Amounts reclassified from cash flow hedging reserve to earnings (2)	—	(503)

(1)The hedging loss recognized in OCI before tax is equal to the change in fair value used for measuring effectiveness. There is no ineffectiveness recognized in earnings.
(2)Reclassification of unrealized gains from OCI as a result of discontinuation of hedge accounting for certain interest rate swap agreements that matured and were settled in full in 2019.

The following table summarizes balances related to interest rate swap agreements designated as hedging instruments as of:

	December 31, 2020	December 31, 2019
	$	$
Carrying amount included in other liabilities	4,025	1,339
Cumulative loss in cash flow hedge reserve, included in OCI, for continuing hedges	(3,097)	(1,070)
As of December 31, 2020, and 2019, the impact on the Company’s finance costs in interest expense from a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $1.0 million and $1.2 million, respectively.

Interest Rate Benchmark Reform

The Company is exposed to the LIBOR interest rate benchmark, which is subject to interest rate benchmark reform as a result of its interest rate swap agreements (designated as hedging instruments) and its variable rate borrowings (the hedged item).

The Company is managing its LIBOR transition plan as a result of the interest rate benchmark reform. The Company expects the greatest change will be amendments to the contractual terms of the LIBOR-referenced variable rate borrowings and the associated interest rate swaps and the corresponding update of the hedge designation. However, the changed reference rate may also affect other systems, processes, risk and valuation models, and may have tax and accounting implications.

The Company has applied the following reliefs that were introduced by Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in September 2019:
•When considering the ‘highly probable’ requirement, the Company has assumed that the LIBOR interest rate on which the Company’s hedged borrowings is based does not change as a result of LIBOR reform.
•In assessing whether the hedge is expected to be highly effective on a forward-looking basis, the Company has assumed that the LIBOR interest rate on which the cash flows of the hedged borrowings and the interest rate swap agreements that hedges it are based is not altered by LIBOR reform.

As a result, the Company will retain the cumulative gain or loss in the cash flow hedge reserve for designated cash flow hedges that are subject to interest rate benchmark reforms, even though there is uncertainty around the timing and amount of the cash flows of the hedged items. In the event the Company no longer expects the hedged future cash flows to occur due to reasons other than interest rate benchmark reform, the cumulative gain or loss will be immediately reclassified to profit or loss.

The Company will continue to apply Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) until there is no longer uncertainty around the timing and the amount of the underlying cash flows to which the Company is exposed. The Company has assumed that this uncertainty will not end until the Company’s contracts that reference LIBOR are amended to specify the date on which the interest rate benchmark will be replaced, the cash flows of the alternative benchmark rate, and the relevant spread adjustment.

Concentration and Credit Risk
Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
Financial assets that potentially subject the Company to credit risk consist primarily of cash, trade receivables and supplier rebate receivables and other receivables.
Cash
Credit risk associated with cash is substantially mitigated by ensuring that these financial assets are primarily placed with major financial institutions. The Company performs an ongoing review and evaluation of the possible changes in the status and creditworthiness of its counterparties.
Revenue and trade receivables
There was one customer as of December 31, 2020 and 2019 with sales that accounted for 11% and 7%, respectively, of the Company's total revenue for the years then ended. The Company's customer base is diverse and there were no other individual customers that accounted for more than 5% of the Company’s revenue. This one customer had trade receivables that accounted for 17% and 15% of the Company’s total trade receivables as of December 31, 2020 and 2019, respectively. These trade receivables were current as of December 31, 2020 and 2019, and the Company believes its credit risk with respect to this customer is limited due to the customer's strong financial condition, creditworthiness, payment history, and relationship with the Company. There were no other individual customers that accounted for more than 5% of the Company’s trade receivables as of December 31, 2020 and 2019, respectively. The Company believes its credit risk with respect to trade receivables overall is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in actual losses.
The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2020	December 31, 2019
	$	$
Current	138,798	115,853
Past due accounts not impaired
1 – 30 days past due	15,257	13,602
31 – 60 days past due	2,798	1,604
61 – 90 days past due	1,299	956
Over 90 days past due	4,083	1,162
	23,437	17,324
Allowance for expected credit loss	1,268	909
Gross accounts receivable	163,503	134,086
The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance for individually impaired trade receivables by considering a number of factors, including notices of liquidation, information provided by credit monitoring services, the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, the customer’s history of paying balances when they are past due, historical results and the condition of the general economy and the industry as a whole. After considering the factors above, at December 31, 2020, the Company has determined there is no significant increase or decrease in its trade receivable credit risk since their initial recognition, including the impacts of COVID-19.

The Company writes off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for expected credit loss. Amounts are written-off based on the final results of bankruptcy or liquidation proceedings, as well as consideration of local statutes of limitations and other regulations permitting or requiring the write-off of trade receivables. Substantially all of the trade receivables written off during the year ended December 31, 2020 are still subject to enforcement activity.
The Company’s maximum exposure to credit risk at the end of the reporting period would be the gross accounts receivable balance shown in the table above. In general, the Company does not hold collateral with respect to its trade receivables.
The following table presents a continuity summary of the Company’s allowance for expected credit loss as of and for the years ended December 31:

	2020	2019
	$	$
Balance, beginning of year	909	659
Additions	545	357
Write-offs	(197)	(104)
Foreign exchange	11	(3)
Balance, end of year	1,268	909
Supplier rebates and other receivables
Credit risk associated with supplier rebates and other receivables is limited considering the amount is not material, the Company’s large size and diversified counterparties and geography.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its borrowings, finance lease liabilities, accounts payable and accrued liabilities and its option liabilities. The Company finances its operations through a combination of cash flows from operations and borrowings.
The Company's liquidity risk management process serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future.
The following maturity analysis for financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.

The maturity analysis for financial liabilities and finance lease liabilities is as follows for the years ended:

	Non-controlling interest put options	Borrowings (1)	Interest on borrowings (1)	Lease liabilities	Interest on Lease liabilities	Accounts payable and accrued liabilities (2)	Total
	$	$	$	$	$	$	$
December 31, 2020
Current maturity	—	19,131	22,813	7,088	2,303	140,011	191,346
2022	—	18,663	22,197	9,013	1,853	—	51,726
2023	—	163,025	19,224	6,473	1,424	—	190,146
2024	—	1,183	17,500	4,577	1,070	—	24,330
2025	—	817	17,500	3,869	817	—	23,003
2026 and thereafter	15,758	250,408	13,125	11,102	2,745	—	293,138
	15,758	453,227	112,359	42,122	10,212	140,011	773,689

	Non-controlling interest put options	Borrowings (1)	Interest on Borrowings (1)	Lease liabilities	Interest on Lease liabilities	Accounts payable and accrued liabilities (2)	Total
	$	$		$		$	$
December 31, 2019
Current maturity	—	20,235	25,861	6,084	2,586	115,501	170,267
2021	—	16,399	25,295	6,057	2,218	—	49,969
2022	—	18,050	24,770	8,271	1,793	—	52,884
2023	—	164,236	20,660	5,885	1,384	—	192,165
2024	—	550	17,792	4,082	1,044	—	23,468
2025 and thereafter	13,634	250,825	31,014	14,377	3,555	—	313,405
	13,634	470,295	145,392	44,756	12,580	115,501	802,158

(1)Excludes lease liabilities
(2)Excludes employee benefits and taxes payable
As of December 31, 2020, the Company had $16.5 million of cash and $392.2 million of loan availability (composed of committed funding of $384.5 million and uncommitted funding of $7.7 million), yielding total cash and loan availability of $408.7 million compared to total cash and loan availability of $406.0 million as of December 31, 2019.
Price Risk
The Company’s price risk arises from changes in its raw material prices. A significant portion of the Company’s major raw materials are by-products of crude oil and natural gas and as such, prices are significantly influenced by the fluctuating underlying energy markets. The Company’s objectives in managing its price risk are threefold: (i) to protect its financial result for the period from significant fluctuations in raw material costs, (ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets, and (iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.
As of December 31, 2020, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $55.6 million ($56.2 million in 2019). A similar decrease of 10% will have the opposite impact.
Capital Management
The Company manages its capital to safeguard the Company’s ability to continue as a going concern, provide sufficient liquidity and flexibility to meet strategic objectives and growth and provide adequate return to its shareholders, while taking into consideration financial leverage and financial risk.

The capital structure of the Company consists of cash, borrowings and equity. A summary of the Company’s capital structure is as follows for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Cash	16,467	7,047
Borrowings (excluding lease liabilities)	447,842	464,054
Total equity	316,682	272,228
The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will accordingly develop a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of common shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt.
25 - POST REPORTING EVENTS
Adjusting Events
No adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.
Non-Adjusting Events
No significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization with the exception of the items discussed below.
On March 11, 2021, the Company declared a cash dividend of $0.1575 per common share payable on March 31, 2021 to shareholders of record at the close of business on March 22, 2021. The estimated amount of this dividend payment is $9.3 million based on 59,027,047 shares of the Company’s common shares issued and outstanding as of March 11, 2021.